UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008
Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X]     Form 40-F  [     ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [     ]
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [     ]
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [     ]     No  [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [     ]

Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007.
     Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These errors, which had no effect on the year-end results, were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.
     Set out below is the following:
•	Restated Unaudited Financial Statements for the period ended March 31, 2007;

•	Restated Management Discussion and Analysis for the period ended March 31, 2007;

•	Restated Unaudited Financial Statements for the period ended June 30, 2007;

•	Restated Management Discussion and Analysis for the period ended June 30, 2007;

•	Restated Unaudited Financial Statements for the period ended September 30, 2007; and

•	Restated Management Discussion and Analysis for the period ended September 30, 2007.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
UNAUDITED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007
RESTATED

1

UNAUDITED INTERIM FINANCIAL STATEMENTS
RESTATED
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2007.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at March 31, 2007 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

2

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and December 31,2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
ASSETS
Current Assets
Cash and cash equivalents	$195,218	$204,678
Securities	47,313	4,111
Restricted cash	9,628	16,180
Accounts receivable, trade	46,434	68,432
Other receivables	18,803	33,901
Inventories	94,594	88,127
Contract deposits, prepaid and other	33,827	24,069
Future income tax assets	768	763

Total current assets	446,585	440,261
Non-current Assets
Restricted cash	7,550	—
Securities	497	555
Receivables	—	8,878
Real estate held for sale	48,513	47,894
Property, plant and equipment	3,371	2,993
Resource property	28,746	29,037
Equity method investments	484	500
Future income tax assets	33,719	33,826
Investment in preferred shares of a former subsidiary	78,815	77,976

Total non-current assets	201,695	201,659

	$648,280	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$237,359	$242,574
Notes payable	416	542
Long-term debt, current portion	4,658	4,596
Pension liabilities, current portion	1,686	1,664
Provision for warranty costs, current portion	23,404	21,868

Total current liabilities	267,523	271,244
Long-term Liabilities
Long-term debt, less current portion	13,931	13,772
Pension liabilities, less current portion	28,940	28,559
Provision for warranty costs, less current portion	7,181	7,247
Deferred credit, future income tax assets	15,384	15,539
Future income tax liability	12,959	9,180
Other long-term liabilities	2,700	625

Total long-term liabilities	81,095	74,922

Total liabilities	348,618	346,166
Minority Interests	24,685	22,466
Shareholders’ Equity
Common stock, without par value	108,595	108,595
Treasury stock	(74,456)	(64,383)
Contributed surplus	2,529	2,131
Retained earnings	185,222	176,742
Accumulated other comprehensive income	53,087	50,203

Total shareholders’ equity	274,977	273,288

	$648,280	$641,920

The accompanying notes are an integral part of these consolidated financial statements

3

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For Three Months Ended March 31, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006
	Restated
	(Note 3)
Revenues	$106,908	$61,943
Cost of revenues	87,353	52,967

Gross profit	19,555	8,976
Other operating income:
Resource property	1,554	1,061
Real estate property	1,145	1,021

	2,699	2,082
General and administrative expense	9,556	7,311
Stock-based compensation — general and administrative	398	—

Operating income	12,300	3,747

Interest income	2,960	710
Interest expense	(890)	(905)
Other income (expense), net	1,453	625

Income before income taxes and minority interests from continuing operations	15,823	4,177
Provision for income taxes	(5,767)	(1,660)

Income before minority interests from continuing operations	10,056	2,517
Minority interests	(1,576)	(550)

Income from continuing operations	8,480	1,967
Income from discontinued operations, net of tax	—	858

Net income	8,480	2,825
Retained earnings, beginning of the period	176,742	169,288
Distribution of Mass Financial Corp.	—	(22,662)

Retained earnings, end of the period	185,222	149,451
Accumulated other comprehensive income	53,087	45,205

Total of retained earnings and accumulated other comprehensive income	$238,309	$194,656

Basic earnings per share
— from continuing operations	$0.58	$0.13
— from discontinued operations	0.00	0.06

	$0.58	$0.19

Diluted earnings per share
— from continuing operations	$0.57	$0.13
— from discontinued operations	0.00	0.06

	$0.57	$0.19

Weighted average number of common shares outstanding
— basic	14,733,191	14,665,346
— diluted	14,927,631	14,665,346
The accompanying notes are an integral part of these consolidated financial statements

4

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended March 31, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Net income for the period	$8,480	$2,825
Other comprehensive income, net of tax Currency translation adjustments	2,884	1,261

Comprehensive income	$11,364	$4,086

The accompanying notes are an integral part of these consolidated financial statements

5

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended March 31, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Cash flows from operating activities
Income from continuing operations	$8,480	$1,967
Adjustments for:
Amortization and depreciation	848	470
Minority interests	1,576	550
(Gain) loss on short-term securities	105	(303)
Stock-based compensation	398	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(33,616)	(3,550)
Restricted cash	(764)	1,933
Receivables	27,834	2,118
Inventories	(5,124)	3,246
Accounts payable and accrued expenses	(6,591)	10,179
Provision for warranty costs	1,058	5,861
Future income taxes	3,781	(1,799)
Contract deposits, prepaid and other	(9,234)	(6,580)
Other	(1,087)	(1,094)

Cash flows (used in) provided by operating activities	(12,336)	12,998
Cash flows from investing activities
Purchases of property, plant and equipment	(877)	(541)
Other	295	—

Cash flows used in investing activities	(582)	(541)
Cash flows from financing activities
Borrowings	118	28,417
Debt repayments	(26)	(3,653)

Cash flows provided by financing activities	92	24,764
Cash flows used in operating activities of discontinued operations	—	(17,332)
Cash flows used in investing activities of discontinued operations	—	(18,588)
Cash flows provided by financing activities of discontinued operations	—	13,445
Exchange rate effect on cash and cash equivalents	3,366	3,301

Increase in cash and cash equivalents	(9,460)	18,047
Cash and cash equivalents, beginning of year	204,678	194,313

Cash and cash equivalents, end of year	$195,218	$212,360

Cash and cash equivalents at end of year consisted of:
Continuing operations	$195,218	$137,894
Discontinued operations	—	74,466

	$195,218	$212,360

The accompanying notes are an integral part of these consolidated financial statements

6

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)
Note 1. Basis of Presentation
The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2. Nature of Business Operations
The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.
In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, the KHD Humboldt Wedag GmbH group of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International Holding GmbH and its subsidiaries, are engaged in the business of industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag GmbH and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively known as “KHD” in these financial statements.
Until January 31, 2006, the Company also operated in the financial service industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.
In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on pro rata basis.
In November 2006, the Company sold its equity interest in MFC Bank to Mass Financial.

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For reporting purposes, the results of operations of Mass Financial and MFC Bank have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.
As at March 31, 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial and did not hold any common shares or Class A common shares of Mass Financial. Mass Financial owned 781,128 common shares (approximately 5.3%) of the Company. Effective January 31, 2006 and as of March 31, 2007, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of opinion that Mass Financial does not control the Company.
As at March 31, 2007, the Company had a financial asset of $110,908 (Cdn$127,866) in the Class B preferred shares of Mass Financial and a financial liability of $32,093 (Cdn$37,000) owing to Mass Financial. The Company and Mass Financial have legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of $78,815 (Cdn$90,866) was reported in the consolidated balance sheet.
Note 3. Restatement
Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.
A summary of the impact of the change on information previously reported by the Company is set out below:

	Nine Months	Three Months	Three	Three
	ended	ended	Months	Months
	September 30,	September 30,	ended June	ended March
Previously Reported	2007	2007	30, 2007	31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

	Nine Months	Three Months	Three	Three
	ended	ended	Months	Months
	September 30,	September 30,	ended June	ended March
Adjustment	2007	2007	30, 2007	31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$(1,932)	$1.608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

8

	Nine Months	Three Months	Three	Three
	ended	ended	Months	Months
	September 30,	September 30,	ended June	ended March
Restated	2007	2007	30, 2007	31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57
Note 4. Change of Reporting Currency
Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars to United States dollars.
In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity.
In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.
The Company believes that the United States dollars financial statements deliver a more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.
Note 5. Adoption of New Accounting Standards
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.
Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income.

9

Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. All financial assets are classified in one of four categories: held for trading, held to maturity, loans and receivables, and available for sale. Non-derivative financial liabilities are classified as other liabilities though the Company may elect to classify them as held for trading. All derivatives are classified as held for trading unless in a designated hedging relationship when certain conditions are met. When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are measured at cost. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).
Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises and a gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.
Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
Pursuant to 3855, the Company changed to the effective interest method of amortizing transaction costs and recording interest income and expense. Transaction costs related to the acquisition of held for trading financial assets and liabilities are expenses as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

10

Section 3865 establishes when and how hedge accounting may be applied. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are designated as either a cash flow hedge or a fair value hedge. The unrealized gains and losses relating to a cash flow hedge are included in other comprehensive income. The unrealized gains and losses relating to a fair value hedge are included in earnings. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in earnings. The Company has determined that the derivative instruments currently in place do not meet the requirements of Section 3865 to qualify them as hedges.
Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. Section 3861 also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.
The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2007.
Note 6. Earnings Per Share
Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.
In 2006, the Company reported discontinued operations and, accordingly, the Company has reclassified all years (periods) presented to give effect to the comparative presentation of those discontinued operations in prior years (periods). The Company uses income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year (period) presented. Because the Company is reclassifying prior years’ (periods’) financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.
Note 7. Cash and cash equivalents
As of March 31, 2007, the cash and cash equivalents included highly liquid money market funds and European government treasury bills aggregating $105,933.
Note 8. Short-term securities
As of March 31, 2007, short-term securities included investment in highly liquid investment funds of $29,582 which were held for trading.

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Note 9. Segment Information
Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.
Prior to April 2004, the Company operated in financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments were managed separately because each business required different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment included Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information. The results of operations for corporate and other sector primarily represent the corporate income (including income from resource property) less expenses (including expenses incurred for corporate by subsidiaries). There were no intersegment revenues in the three months ended March 31, 2007 and 2006, respectively.
Summarized financial information concerning the segments is shown in the following tables:

	Three Months Ended March 31, 2007
	Restated
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
Revenues from external customers	$106,908	$—	$106,908
Interest expense
External	525	365	890
Internal	86	68	154
Income from continuing operations before income taxes and minority interests	15,580	243	15,823

	Three Months Ended March 31, 2006
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
Revenues from external customers	$61,943	$—	$61,943
Interest expense
External	857	48	905
Internal	71	46	117
Income (loss) from continuing operations before income taxes and minority interests	4,565	(388)	4,177
The total assets were $648,280 and $641,920 at March 31, 2007 and December 31, 2006, respectively. There was no material change of total assets since December 31, 2006.
The two major customer groups of the industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of the industrial plant engineering and equipment supply segment can be further broken down as follows:

	Three Months Ended March 31,
	2007	2006
	Restated
Cement	$93,279	$52,680
Coal and minerals	13,629	9,263

	$106,908	$61,943

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Note 10. Related Party Transactions
In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these financial statements, the Company had the following transactions with affiliates during the three months ended March 31, 2007.
During the three months ended March 31, 2007, the Company recognized interest income of $78 from affiliates and paid interest expense of $340 to affiliates. In addition, the Company earned interest income of $866 on its investment in the preferred shares (a financial liability) of Mass Financial. The Company paid expenses of $233 to affiliates.
The Company acquired an available-for-sale security of $42 from and sold an available-for-sale security of $63 to an affiliate at their fair values.
As at March 31, 2007, the Company maintained cash deposits of $3,509 with MFC Merchant Bank. The Company had $9,695 due from affiliates (including Mass Financial with respect to the sale of MFC Merchant Bank) and $3,188 due to affiliates as at March 31, 2007. In addition, the Company had a long-term investment of $497 in affiliates and a long-term liability of $424 payable to an affiliate at March 31, 2007.
Note 11. Subsequent Events
In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of Cdn$77,902 and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007, a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum. and 790,000 shares of common stock in the Company valued at initial share value of $27,555(Cdn$31,110). The initial valuation of 790,000 shares of common stock in the Company is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the Payment Date.
The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $47.63 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was made to the common stock account and the other receivables account as an adjusting subsequent event and was reflected in the consolidated balance sheet as of March 31, 2007.
The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Bank to the Company for Cdn$7,711 (subject to an adjustment) on April 30, 2007 (the Payment Date).
In March 2007, the Company entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, the Company agreed to transfer real estate assets which it holds for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of our shareholders. The real estate assets are not complimentary to the Company’s industrial plant engineering and equipment supply business.
In March 2007, the Company entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition of all of Sasamat’s outstanding common shares (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of the Company. In the proposed Arrangement, shareholders of Sasamat will exchange their Sasamat Shares for common shares of the Company on the basis of 0.111 shares of our common stock for each Sasamat Share held, subject to adjustment. Sasamat’s shareholder meeting to approve the Arrangement is scheduled to be held on May 22, 2007.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
Throughout 2006, in our quarterly shareholder letters, annual report, press releases and investor conference calls, we explained the key elements in achieving our objective of reaching the attractive multiples typical of companies in our peer group of industrial plant engineering and equipment supply: transition, performance, and communication. We also committed to consistently monitoring our progress to make our strategy as effective as we could.
     As it has been only six weeks since my letter to shareholders with our annual report, I will not discuss at length our progress with regard to each of these elements. Instead, I will focus on our first quarter results and our most recent announced undertakings, namely the CITIC Heavy Machinery Company Ltd. agreement, the distribution of our real estate assets and the elimination of the minority interest in Sasamat.
     First, I would like to summarize our operating results for the first quarter of 2007 and note that the encouraging growth trends have continued. Further, with this report we are very pleased to have changed the reporting currency of our financial statements from Canadian dollars to US dollars. Earnings per share amounts are on a diluted basis.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FIRST QUARTER PERFORMANCE
For the first three months ended March 31, 2007, KHD reported revenues from continuing operations of $106.9 million, and income from continuing operations of $8.5 million, or $0.57 per share.
     By comparison, 2006’s revenues were $61.9 million for the same operations, with income from continuing operations of $2.0 million or $0.13 per share.
     For 2005, revenues were $50.6 million for the same operations, with income from continuing operations of $3.7 million, or $0.36 per share.
     The number of shares issued and outstanding as at March 31, 2007 was 14,733,191 and the weighted average number of shares for the three months ended March 31, 2007 was 14,927,631 on a diluted basis. The difference is primarily due to stock options granted to our operating employees in 2006.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. For comparative purposes, all the following amounts for order intake, backlog and sales were translated directly from Euros to US dollars at 1.3196, the exchange rate as of December 31, 2006.

Order intake for the quarter ended March 31, 2007 was $151.1 million, an increase of 42% over the first quarter of 2006 and an increase of 70% over the first quarter of 2005; 48% of the first quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe.
     Order backlog as of March 31, 2007 was $650.2 million, up 66% over the first quarter of 2006 and an increase of 126% over the corresponding period of 2005.
     The minority interests cost was $1.6 million. We have now entered into an agreement to acquire Sasamat Capital Corporation, the primary owner of these minority interests.
     Our corporate tax expense for reporting purposes was $5.8 million for the quarter ended March 31, 2007. This figure primarily reflects the net draw-down of our deferred tax assets.
     The US dollar declined against the Euro during the first quarter of 2007 by approximately 8% over the first quarter of 2006.
     At the end of the first quarter of 2007, KHD had $242.5 million in cash and short-term securities. The current working capital ratio was 1.683. Shareholders’ equity was $275.0 million and the long term debt to equity ratio was 0.05.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Our guidance on revenues and earnings before taxes for the full year 2007 which we gave in our April 2, 2007 news release has not changed. For the year 2007, we expect revenues to increase to $623 million and earnings before taxes for the year of $61 million.
     The following summarizes growth in our industrial plant engineering and equipment supply business for the period ended March 31, 2007 compared to the corresponding periods ended March 31, 2006 and March 31, 2005:
CEMENT
The cement unit’s first quarter sales increased from $43.8 million in 2005 to $57.8 million in 2006 and to $94.0 million in 2007.
CEMENT ORDER INTAKE
Cement order intake for the first quarter of 2005 was $78.1 million. This rose to $86.8 million in 2006, and from there increased another 42% to $123.1 million in 2007. In the first quarter of 2007, almost 50% of the orders originated from the emerging markets of Asia, Russia and Eastern Europe.
CEMENT BACKLOG
The cement order backlog was up 83% to $598.8 million at the close of the first quarter of 2007 compared to the same period in 2006. Our US subsidiary’s cement order backlog at March 31, 2007 was $103.5 million compared to $38.4 million at March 31, 2006. The cement backlog at the close of the first quarter of 2007 at our Indian subsidiary also increased dramatically over the corresponding period last year, from $64.9 million in 2006 to $132.9 million at March 31, 2007.
COAL AND MINERALS
Coal and minerals business accounted for sales of $13.7 million in the first quarter of 2007, a 34% increase over the $10.2 million recorded in the first quarter of 2006.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s current first quarter order intake for the Coal and Minerals Business Unit was $26.9 million, an increase of 47% over the corresponding period in 2006 and an increase of 271% over the first quarter of 2005.
COAL AND MINERALS BACKLOG
With the extraordinary order intake in the latter quarters of 2005, KHD’s backlog for the Coal and Minerals Business Unit at the close of the first quarter 2006 was $64.5 million. While this declined to $54.1 million at the close of the first quarter 2007, we view this in historical perspective: the backlog at the close of the first quarter of 2005 was only $15.7 million. With the expanded scope of supply in India achieved through strategic alliances, we look forward to a more consistent growth trend.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT MARCH 31, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J P Himachal Grinding	Asia	Cement grinding plant with roller press (3 line)
Grasim Dadri	Asia	Roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Bushan	Asia	Coal washery plant
Ashakacem	Asia	Heat exchanger and bucket elevator
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8x Jones DP
Beeshoek — BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Europe	Kiln line 3,500 t/d clinker production
Ünye	Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Europe	Kiln line with mill and clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Shree Cement V	Asia	Preheater, kiln and kiln cooler
Grasim New Plant / Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater
Khoy Cement	Middle East	Clinker production line
Cemex Broceni Kiln 5	Europe	Engineering, preheater and kiln
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Grasim Tadapatri	Asia	8,000 t/d Cement plant, pyro section, cement grinding
Maras	Europe	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Fengjiata	Asia	2 Romjig
Suanciguo	Asia	2 Romjig
Global Mining	Asia	Coal washery engineering
Mordow 3	Russia	Engineering
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d Kiln line
Lafarge Askaka	Africa	Coal mill
BW West	Europe	1 Romjig
Jamul ACC	Asia	Design, engineering of coal washery
Cahibasa ACC	Asia	Design, engineering of coal washery
Kymore ACC	Asia	Design, engineering of coal washery
Bargarh	Asia	Design, engineering of coal washery
National Cement Co	Middle East	Cement production line 3,500 t/d
Zliten	Middle East	Rehabilitation of kiln section
Orient Cement Devapur II	Asia	Kiln with roller press and cooler upgrade

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT MARCH 31, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Hanson Permanente	N/S America	2 Mill shells
Shree Cement VI	Asia	Preheater, kiln, cooler
Ultra Tech Cement	Asia	Kiln line
Lafarge Mejia	Asia	Grinding plant
Murli Agro Products	Asia	Preheater, kiln, cooler
Asec	Middle East	Ball mill with slide shoe bearing
ADM Tyre (spares)	Australia	Refurbishment
Shagang	Asia	Roller press 5 — 120/120
Carbossulcis	Europe	Pneuflot
Argyle	Australia	Spares roller press
Tongling	Asia	Roller press 5 — 120/120
Hispanobras (spares)	N/S America	Spares roller press
Mordow 2	Russia	Kiln engineering
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d
Joobera	Asia	Coal mill
Rajashree	Asia	Upgrade 2 roller press
Maas Jordan	Middle East	Tyre section
Souk El Khamis	Middle East	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Middle East	Rehabilitation of kiln section
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13 + roller press 16
Aligarth	Asia	Grinding line, roller press and VSK separator
Jalgaon	Asia	Roller press 13
Raysut IV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Bhatinda	Asia	Kiln line with roller press
Kerman	Middle East	Service
Redecam / Arquata	Europe	Upgrade pyro line + pyrofloor
Bizerte Bouchamaoui	Africa	Burner for coal
Ultratech (Awarpur)	Asia	Coal washery with batac jig + cyclones
Ultratech (Awarpur)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

PROGRESS ON THE 2007 PLAN
Sustaining the Growth Trend
Our order intake and order backlog at the close of the first quarter of 2007 were up 42% and 66%, respectively, over the same period of 2006. Indeed, these are strong indicators of sustainable growth. However, we check the validity and effectiveness of our strategic initiatives for enhancing shareholder value by examining the genesis of these figures, i.e. the location and size of the projects themselves.
     We historically report order intake and backlog by customer groups (cement and coal/minerals) and subsidiary. I have noted in my recent letters that as part of our globalization effort, several of our major subsidiaries have expanded their capabilities to the point where they are exporting services, and we are shifting more and more basic engineering and procurement activities to our lower-cost platforms. Consequently, the amount of work performed by a subsidiary is no longer necessarily a reliable indicator of the customer location. In our business, market penetration by geographic region is a much more valid indicator of sustainability than the location of the performance center. It is better to have an increasing market share in a growth region than in a shrinking market. Therefore, our reporting for 2007 has added a new dimension — reporting order intake and backlog by geographic location of the project.
     At the close of this year’s first quarter, our backlog of $652.9 million was distributed among the following regions:
As you can see, 55% of our existing workload is in the emerging growth markets of Asia, Russia and Eastern Europe.
     During the first quarter of 2007, our order intake of $151.1 million originated in the following regions:
     The emerging growth markets of Asia, Russia and Eastern Europe continue to be the source for almost half of our new orders.
     Margins increased substantially. This increase in profit margin is associated with the completion of certain higher-profit-margin projects, a decrease in the purchased equipment component of the revenues and an increase, on a percentage basis, in the higher-margins proprietary technology component of our revenues. These higher margins should not be viewed as sustainable for the future.
     Other valuable indicators of sustainability are the nature and size of our projects. We minimize our risk profile and focus on higher margins when we limit our scope of supply to proprietary products. Our backlog of $652.9 million is spread over 100 active projects with a typical order size of approximately $13 million. This demonstrates that KHD’s scope of supply to customers is generally limited to our proprietary equipment, with minimal pass-throughs that carry much smaller margins.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Elimination of Minority Interest
On March 29, 2007, we announced that we had entered into an agreement with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition by us of all of their outstanding common shares. In the proposed arrangement, shareholders of Sasamat will exchange their common shares for our common shares on the basis of 0.111 of our common shares for each common share of Sasamat, subject to adjustment based upon any change greater than 2% in the value of our common shares that may have occurred as of the last trading day prior to the effective date of the arrangement.
     Since this announcement, we have applied to the Supreme Court of British Columbia, Canada to obtain an interim order providing for the calling and holding of a special meeting of the shareholders of Sasamat. Our application was approved by the Court on April 20, 2007 and the special meeting is scheduled to be held on May 22, 2007. At this meeting, the shareholders will vote on whether to approve the arrangement. Two-thirds of the votes cast are required for approval, upon which Sasamat will become a wholly-owned subsidiary of KHD and the minority interest allocation of our profits will be largely eliminated. In the first quarter of 2007, these minority interests represented an expense of $1.6 million.
Enhanced Visibility to Financial Markets
In my last Shareholder Letter, I mentioned we had initiated discussions with the New York Stock Exchange to explore the possibility of a listing for our company; the initial discussions with the NYSE had gone very well and we believed there would be significant potential value in pursuing the listing. Accordingly, in March our Board passed a resolution authorizing us to formally apply for a listing on the NYSE. Since then, a number of our significant shareholders have confirmed they support our efforts to obtain a listing on the NYSE.
     We have continued to meet with the NYSE and in early May we received approval from the listing committee to formally apply for a listing. We anticipate final approval in mid-June.
Strategic Alliances
CITIC Heavy Machinery Company Ltd. (“CITIC HMC”) and KHD jointly announced a far reaching exclusive cooperation agreement on March 30, 2007 to combine cement businesses to better deliver collective design and development, manufacturing service and process technologies to the global market on a best-value basis. Since that announcement, the participants have enthusiastically furthered the purpose and the spirit of the agreement by a number of cooperative actions.
     A number of ancillary agreements concerning trademark and product licensing, mutual confidentiality, supply and distribution, and manufacturing have progressed in a constructive manner to support the active cooperation of the partners in the pursuit of a number of strategic goals.
     Numerous manufacturing orders have been placed with CITIC HMC to effectively lower the cost of KHD designed products. CITIC HMC products and services are being actively considered for immediate application by KHD, or for marketing after completing jointly pursued design enhancements to meet global requirements.
     The continuous expansion of the Chinese cement industry’s capacity continues to offer significant strategic opportunities for the combined marketing of CITIC HMC and KHD products and services. Joint marketing programs showcasing the combined products and technologies of the companies are being delivered to expand the penetration of the domestic Chinese cement industry as well as to respond to the global demand for EPC project delivery. A technical seminar is planned for 20 of the largest Chinese customers on June 12 and 13, 2007 in Luoyang, China.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Distribution of Real Estate Assets
On April 2, 2007, we announced our intention to distribute to our shareholders 90% of the shares of our wholly-owned subsidiary, SWA REIT Ltd., which owns and operates all of KHD’s real estate assets. This distribution is contingent upon a number of customary approvals and is proceeding on schedule.
Areas for Improvement
While the financial results are certainly encouraging, they also show areas of weakness that must be addressed by management.
     Our dependence on the cement industry continues through the first quarter with nearly 88% of our revenues coming from this business customer group. Close examination of the backlog table and graphs for the cement customer group shows a complete lack of position for KHD in the South American market. A truly global player simply cannot ignore this market and we must look for strategic alliances or acquisitions to establish a base for our operations in this attractive region.

Our coal and minerals business continues to grow organically, but this will not provide the true diversity KHD needs to prosper during the next downward cycles in the cement business. Close examination of the backlog table and graphs for the coal and minerals segment shows that KHD has essentially no position in many of the leading mineral markets of the world, specifically Australia, South Africa and the Americas. We must seriously consider deploying a number of strategies to rectify this position, including acquiring technologies to broaden our suite of technologies and products, making acquisitions to buy market share in these regions and forming strategic alliances or joint ventures.
     These aforementioned planned undertakings are vital aspects of our strategy of achieving the multiples of our peer group. We will continue to monitor and take appropriate actions to make our strategy as effective as it can be, ensuring that it reflects and supports our commitment to enhancing shareholder value.
     Your comments and ideas are very much appreciated, especially in our ongoing effort to improve our overall transparency.

Respectfully submitted,
Michael J. Smith
Chairman of the Board

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 15, 2007)
(Restated)

The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our Annual Report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our Annual Report on Form 20-F.

This restated discussion has been amended to reflect the restatements as described in “Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007” below and in “Restatement” in Note 3 of the restated consolidated financial statements as at and for the period ended March 31, 2007. Apart from the revisions resulting from the restatement, this discussion does not reflect events subsequent to May 15, 2007.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.

Disclaimer for Forward Looking Information

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March 31, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including, but not limited to: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended March 31, 2007, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007

Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.

A summary of the impact of the change on information previously reported by our company is set out below:

Previously Reported

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

Adjustment

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$(1,932)	$1,608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

Restated

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

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Results of Operations

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	March 31,	December 31,	September 30,	June 30,
	2007	2006	2006(1)	2006(1)
	(Restated)
	(United States dollars in thousands, except per share amounts)

Revenues	$106,908	$164,743	$96,770	$80,868
Gross profit	19,555	26,744	14,946	12,411
Income from continuing operations	8,480	12,569	10,204	7,967
Income from continuing operations, per share
Basic	0.58	0.83	0.67	0.52
Diluted	0.57	0.82	0.66	0.52
Net income	8,480	11,009	10,223	7,222
Net income per share
Basic	0.58	0.73	0.67	0.47
Diluted	0.57	0.72	0.66	0.47

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

	March 31,	December 31,	September 30,	June 30,
	2006(1)	2005(1)	2005(1)	2005(1)
	(United States dollars in thousands, except per share amounts)

Revenues	$61,943	$104,991	$91,674	$69,741
Gross profit	8,976	16,007	4,866	14,082
Income from continuing operations	1,967	10,440	4,483	4,263
Income from continuing operations, per share
Basic	0.13	0.77	0.33	0.31
Diluted	0.13	0.76	0.33	0.31
Net income	2,825	4,962	5,077	13,310
Net income per share
Basic	0.19	0.36	0.37	0.98
Diluted	0.19	0.36	0.37	0.97

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Three-Month Period Ended March 31, 2007 Compared to Three-Month Period Ended March 31, 2006

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended March 31, 2007, the United States dollar decreased by approximately 8.2% in value against the Euro, compared to the same period in 2006. As at March 31, 2007, the United States dollar decreased by approximately 1.3% against the Euro.

In the three-month period ended March 31, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 72.6% to $106.9 million from $61.9 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including India, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for new cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide

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emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly India, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at March 31, 2007 was $661.6 million.

In the three-month period ended March 31, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $87.4 million from $53.0 million in 2006. Our profit margin increased to 18.3% in the three-month period ended March 31, 2007 from 14.5% for the same period in 2006. The increases in expenses reflect the increase in our revenues. The increase in profit margin is associated with the completion of certain higher profit margin projects and a decrease in the purchased equipment component of the revenues and an increase, on a percentage basis, of the proprietary technology component of our revenues which carry higher margins. The higher profit margin in the current quarter is not indicative of the profit margin in the average of the year 2007 or in future periods.

We also earned other operating income of $2.7 million (comprising $1.6 million from resource property and $1.1 million from real estate properties) in the three-month period ended March 31, 2007, as compared to $2.1 million for the same period in 2006 (comprising $1.1 million from resource property and $1.0 million from real estate properties). In the three-month period ended March 31, 2007, income from resource property increased to $1.6 million from $1.1 million for the same period in 2006 primarily due to a higher iron price.

General and administrative expenses, excluding stock based compensation, increased to $9.6 million for the three-month period ended March 31, 2007 from $7.3 million for the same period in 2006, an increase of 30.7%. The increase is primarily linked to an increase in our business activities. In the three-month period ended March 31, 2007, stock based compensation expense increased to $0.4 million from $nil for the same period in 2006, primarily as a result of the stock options that were granted in May and December 2006.

In the three-month period ended March 31, 2007, net interest income increased to $2.1 million (interest income of $3.0 million less interest expense of $0.9 million) as compared to net interest expense of $0.2 million (interest income of $0.7 million less interest expense of $0.9 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares (which are accounted for as a financial liability) of Mass Financial.

Other income increased to $1.5 million for the three-month period ended March 31, 2007 from $0.6 million for the same period in 2006. Other income for the three-month period ended March 31, 2007 included a net loss of $0.1 million on short-term securities, compared to a net gain of $0.3 million for the same period in 2006. Other income also included currency transaction gains of $0.5 million and $0.2 million and gains on foreign currency derivatives of $0.3 million and $nil for the three-month periods ended March 31, 2007 and 2006, respectively.

Minority interests increased for the three-month period ended March 31, 2007 to $1.6 million from $0.6 million for the same period in 2006, as a result of a higher income generated in our non-wholly owned subsidiaries.

In the three-month period ended March 31, 2007, our income from continuing operations was $8.5 million, or $0.58 per share on a basic basis and $0.57 per share on a diluted basis. In the three-month period ended March 31, 2006, our income from continuing operations was $2.0 million, or $0.13 per share on a basic and diluted basis and from discontinued operations was $0.9 million, or $0.06 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the three month period ended March 31, 2006.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to

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our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

	March 31,		December 31,
	2007	2006	2006	2005
	(Restated)
	(United States Dollars		(United States Dollars
	in thousands)		in thousands)

Cash and cash equivalents	$195,218	$212,360	$204,678	$94,667
Securities	47,313	16,188	4,111	2,143
Total assets	648,280	541,363	641,920	523,053
Long-term debt, less current portion	13,931	20,445	13,772	5,119
Shareholders’ equity	274,977	256,699	273,288	244,257

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at March 31, 2007, our total assets increased to $648.3 million from $641.9 million as at December 31, 2006, primarily as a result of profitable operations in the first quarter of 2007. At March 31, 2007, our cash and cash equivalents were $195.2 million, compared to $204.7 million at December 31, 2006. As at March 31, 2007, we had short-term securities of $47.3 million, compared to $4.1 million as at December 31, 2006. As at March 31, 2007, our cash and cash equivalents included highly liquid money market funds and European government treasury bills aggregating $105.9 million and our short-term securities included highly liquid investment funds of $29.6 million. As at March 31, 2007, our long-term debt, less current portion, was $13.9 million, compared to $13.8 million as at December 31, 2006.

We have credit facilities of up to a maximum of $303.3 million with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of March 31, 2007, $126.6 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at March 31, 2007, cash of $17.2 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing performance bonds. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 is primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to $31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply. During the three-month period ended March 31, 2007, operating activities used cash of $12.3 million, compared to providing cash of $13.0 million in the comparative period in 2006. The increase in short-term securities (held for trading) used $33.6 million in the three months ended March 31, 2007.

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We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005. During the three-month period ended March 31, 2007, investing activities used cash of $0.6 million, compared to $0.5 million in the comparative period in 2006.

Financing Activities

Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005. During the three-month period ended March 31, 2007, financing activities provided cash of $92,000, compared to $24.8 million in the comparative period in 2006.

We had no material commitments to acquire assets or operating businesses at December 31, 2006 or March 31, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.

Based upon the period average exchange rates for the three-month period ended March 31, 2007, the United States dollar decreased by approximately 8.2% in value against the Euro, compared to the same period in 2006. As at March 31, 2007, the United States dollar decreased by approximately 1.3% against the Euro.

In the year ended December 31, 2006, we reported approximately a net $6.3 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at December 31, 2006 was $50.2 million, compared to $21.3 million at December 31, 2005, after elimination of currency translation adjustment of $22.7 million relating to Mass Financial on disposition of our interest. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F.

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Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $17.4 million as of March 31, 2007 and a holding fair value gain of $92,000 and a realized gain of $0.2 million on the foreign currency derivatives were included in our other income during the three months ended March 31, 2007. For more information, see the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale

We have assets held for sale in our normal operating cycle. The assets held for sale consist of inventories and real estate held for sale.

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in

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neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary. Please refer to Note 23 to our 2006 annual financial statements and Note 10 to our financial statements for the quarter ended March 31, 2007 for our arrangement for the real estate held for sale.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123® for US GAAP purposes during the year ended December 31, 2006.

Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards does not have any material impact on our financial position as of January 1, 2007.

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Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are described in the next paragraph.

As at March 31, 2007, we have provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.4 million asset sale transaction.

As at March 31, 2007, we have credit facilities of up to a maximum of $303.3 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of March 31, 2007, $126.6 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only.

(2)	Purchases for industrial and engineering contracts.

(3)	Not including pension obligations.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the three-month period ended March 31, 2007 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and March 31, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the three month period ended March 31, 2007, we recognized interest income of $78,000 from affiliates and paid interest expense of $0.3 million to affiliates. In addition, we earned interest income of $0.9 million on our investment in the preferred shares (a financial liability) of Mass Financial. We paid expenses of $0.2 million to affiliates.

We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 to an affiliate at their fair values.

As at March 31, 2007, we maintained cash deposits of $3.5 million with MFC Merchant Bank. We had $9.7 million due from affiliates and $3.2 million due to affiliates as at March 31, 2007. In addition, we had a long-term investment of $0.5 million in affiliates and a long-term liability of $0.4 million payable to an affiliate at March 31, 2007.

Proposed Transactions

We entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation providing for the acquisition of all of Sasamat’s outstanding common shares (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary. In the proposed Arrangement, Sasamat shareholders will exchange their Sasamat Shares for shares of our common stock on the basis of 0.111 shares of our common stock for each Sasamat Share held, subject to adjustment.

The Arrangement is to be approved by two-thirds of the votes cast by Sasamat’s shareholders and a majority of votes cast by Sasamat’s minority shareholders, as the Arrangement is a “going private transaction” and a “related party transaction” within the meaning of Policy Q-27 of the Autorité des Marchés Financiers. Accordingly, the Sasamat Shares held by us and our subsidiaries will not be counted on the vote made by our minority shareholders to approve the Arrangement. Sasamat’s shareholder meeting is scheduled to be held on May 22, 2007.

In March 2007, we entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, we agreed to transfer real estate assets which we hold for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of our shareholders. The real estate assets are not complimentary to the industrial plant engineering and equipment supply business. The proposed distribution will not change the economic interests of our shareholders in the assets of our company.

Outstanding Share Data

Our shares are quoted for trading on the NASDAQ Global Select Market System under the symbol “KHDH”. As at March 31, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	14,733,191	(1)

(1)	Based on our audited consolidated financial statements. This number did not include 2,510,877 common shares owned by four wholly-owed subsidiaries.

As at March 31, 2007, our company had the following bonds, options and warrants outstanding:

		Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

Options	563,335	$26.11	May 17, 2016
Options	23,333	$31.80	December 14, 2016

Disclosure Controls And Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at March 31, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with

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the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting
    We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.
    Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. As a result, we made certain adjustments to restate previously reported financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and present restated comparative information in the financial statements prepared for the year ended December 31, 2007.
    In order to analyze the internal control considerations associated with the adjustments underlying the restatements, our management evaluated (1) each adjustment as to whether it was caused by an internal control deficiency, and (2) the effectiveness of actions that had been taken to remediate identified internal control deficiencies.
    Among other matters, management’s assessment identified the following material weaknesses:
•	A material weakness impacting our financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the correct elimination of certain intercompany transactions. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters adding certain review and analysis procedures, adding qualified personnel as well as improving the information flow associated to the identification and analysis of non-routine transactions.
•	A material weakness impacting our financial statements for the interim periods ended June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the implementation of a new software system in a subsidiary. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters verification of the accuracy of the financial data upload by an external consultant, adding qualified personnel and enhancing our controls related to the accurate entering of financial data.
    Other than indicated above there were no changes in our internal control over financial reporting that occurred since the beginning of the three-month period ended March 31, 2007 to the date of this report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Industrial Plant Engineering and Equipment Supply Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have

11

a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as

12

government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

13

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of

14

non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

15

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
UNAUDITED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2007
RESTATED

UNAUDITED INTERIM FINANCIAL STATEMENTS
RESTATED
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2007.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at June 30, 2007 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the six-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
ASSETS
Current Assets
Cash and cash equivalents	$228,183	$204,678
Securities	20,006	4,111
Restricted cash	18,954	16,180
Accounts receivable, trade	91,387	68,432
Other receivables	28,036	33,901
Inventories	85,323	88,127
Contract deposits, prepaid and other	32,631	24,069
Future income tax assets	737	763

Total current assets	505,257	440,261
Non-current Assets
Securities	8,035	555
Receivables	—	8,878
Real estate held for sale	48,267	47,894
Property, plant and equipment	4,456	2,993
Resource property	31,179	29,037
Equity method investments	489	500
Future income tax assets	34,112	33,826
Investment in preferred shares of a former subsidiary	85,449	77,976

Total non-current assets	211,987	201,659

	$717,244	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$273,979	$242,574
Notes payable	592	542
Long-term debt, current portion	5,934	4,596
Pension liabilities, current portion	1,705	1,664
Provision for warranty costs, current portion	21,672	21,868

Total current liabilities	303,882	271,244
Long-term Liabilities
Long-term debt, less current portion	12,432	13,772
Pension liabilities, less current portion	29,251	28,559
Provision for warranty costs, less current portion	8,462	7,247
Deferred credit, future income tax assets	15,315	15,539
Future income tax liability	15,604	9,180
Other long-term liabilities	3,195	625

Total long-term liabilities	84,259	74,922

Total liabilities	388,141	346,166
Minority Interests	5,079	22,466
Shareholders’ Equity
Common stock, without par value	129,935	108,595
Treasury stock	(74,456)	(64,383)
Contributed surplus	4,042	2,131
Retained earnings	195,491	176,742
Accumulated other comprehensive income	69,012	50,203

Total shareholders’ equity	324,024	273,288

	$717,244	$641,920

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For Six Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006
	Restated
	(Note 3)
Revenues	$266,452	$142,811
Cost of revenues	226,919	120,261

Gross profit	39,533	22,550
Other operating income:
Resource property	7,176	2,152
Real estate property, net	761	738

	7,937	2,890
General and administrative expense	20,491	14,135
Stock-based compensation — general and administrative	2,455	399

Operating income	24,524	10,906

Interest income	5,341	2,063
Interest expense	(1,648)	(1,292)
Other income (expense), net	1,731	2,598

Income before income taxes and minority interests from continuing operations	29,948	14,275
Provision for income taxes	(10,178)	(1,928)

Income before minority interests from continuing operations	19,770	12,347
Minority interests	(1,021)	(2,413)

Income from continuing operations	18,749	9,934
Income from discontinued operations, net of tax	—	113

Net income	18,749	10,047
Retained earnings, beginning of the period	176,742	169,288
Distribution of Mass Financial Corp.	—	(22,662)

Retained earnings, end of the period	195,491	156,673
Accumulated other comprehensive income	69,012	57,654

Total of retained earnings and accumulated other comprehensive income	$264,503	$214,327

Basic earnings per share
— from continuing operations	$1.27	$0.66
— from discontinued operations	0.00	0.01

	$1.27	$0.67

Diluted earnings per share
— from continuing operations	$1.24	$0.66
— from discontinued operations	0.00	0.01

	$1.24	$0.67

Weighted average number of common shares outstanding
— basic	14,800,243	14,943,132
— diluted	15,064,081	15,078,748
The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For Three Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006
	Restated
	(Note 3)
Revenues	$159,544	$80,868
Cost of revenues	140,139	67,924

Gross profit	19,405	12,944
Other operating income:
Resource property	5,622	1,091
Real estate property, net	189	347

	5,811	1,438
General and administrative expense	10,935	6,824
Stock-based compensation — general and administrative	2,057	399

Operating income	12,224	7,159

Interest income	2,381	1,353
Interest expense	(758)	(387)
Other income (expense), net	278	1,973

Income before income taxes and minority interests from continuing operations	14,125	10,098
Provision for income taxes	(4,411)	(268)

Income before minority interests from continuing operations	9,714	9,830
Minority interests	555	(1,863)

Income from continuing operations	10,269	7,967
Income from discontinued operations, net of tax	—	(745)

Net income	10,269	7,222
Retained earnings, beginning of the period	185,222	149,451

Retained earnings, end of the period	195,491	156,673
Accumulated other comprehensive income	69,012	57,654

Total of retained earnings and accumulated other comprehensive income	$264,503	$214,327

Basic earnings per share
— from continuing operations	$0.69	$0.52
— from discontinued operations	0.00	(0.05)

	$0.69	$0.47

Diluted earnings per share
— from continuing operations	$0.68	$0.52
— from discontinued operations	0.00	(0.05)

	$0.68	$0.47

Weighted average number of common shares outstanding
— basic	14,866,557	15,217,866
— diluted	15,199,531	15,350,749
The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Six Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Net income for the period	$18,749	$10,047
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	18,809	13,710

Other comprehensive income	18,809	13,710

Comprehensive income	$37,558	$23,757

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Net income for the period	$10,269	$7,222
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	15,925	12,449

Other comprehensive income	15,925	12,449

Comprehensive income	$26,194	$19,671

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Six Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Cash flows from operating activities
Income from continuing operations	$18,749	$9,934
Adjustments for:
Amortization and depreciation	1,605	957
Minority interests	1,021	2,413
Gain on short-term securities	(1,710)	288
Stock-based compensation	2,455	399
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(4,834)	(9,075)
Restricted cash	(2,337)	1,212
Receivables	(28,543)	5,906
Inventories	4,983	5,710
Accounts payable and accrued expenses	26,609	14,567
Provision for warranty costs	300	7,556
Future income taxes	6,077	(3,086)
Contract deposits, prepaid and other	(7,798)	(11,432)
Other	1,558	(620)

Cash flows provided by operating activities	18,135	24,729
Cash flows from investing activities
Purchases of property, plant and equipment	(2,553)	(1,297)
Purchase of an investment in an affiliate	(521)	—
Purchase of minority interest in a non-wholly-owned subsidiary	(13)	—
Other	65	(54)

Cash flows used in investing activities	(3,022)	(1,351)
Cash flows from financing activities
Borrowings	1,240	28,735
Debt repayments	(1,650)	(17,767)
Issuance of shares	2,208	—

Cash flows provided by financing activities	1,798	10,968
Cash flows used in operating activities of discontinued operations	—	(11,184)
Cash flows used in investing activities of discontinued operations	—	(18,549)
Cash flows provided by financing activities of discontinued operations	—	604
Exchange rate effect on cash and cash equivalents	6,594	12,028

Increase in cash and cash equivalents	23,505	17,245
Cash and cash equivalents, beginning of period	204,678	194,313

Cash and cash equivalents, end of period	$228,183	$211,558

Cash and cash equivalents at end of period consisted of:
Continuing operations	$228,183	$144,361
Discontinued operations	—	67,197

	$228,183	$211,558

Cash and cash equivalents	$97,945	$164,144
Money market funds	130,238	47,414

	$228,183	$211,558

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Cash flows from operating activities
Income from continuing operations	$10,269	$7,967
Adjustments for:
Amortization and depreciation	757	487
Minority interests	(555)	1,863
Gain on short-term securities	(1,815)	591
Stock-based compensation	2,057	399
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	28,782	(5,525)
Restricted cash	(1,573)	(721)
Receivables	(56,377)	3,788
Inventories	10,107	2,464
Accounts payable and accrued expenses	33,200	4,388
Provision for warranty costs	(758)	1,695
Future income taxes	2,296	(1,287)
Contract deposits, prepaid and other	1,436	(4,852)
Other	2,645	474

Cash flows provided by operating activities	30,471	11,731
Cash flows from investing activities
Purchases of property, plant and equipment	(1,676)	(756)
Purchase of an investment in an affiliate	(521)	—
Purchase of minority interest in a non-wholly-owned subsidiary	(13)	—
Other	(230)	(54)

Cash flows used in investing activities	(2,440)	(810)
Cash flows from financing activities
Borrowings	1,122	318
Debt repayments	(1,624)	(14,114)
Issuance of shares	2,208	—

Cash flows provided by (used in) financing activities	1,706	(13,796)
Cash flows provided by operating activities of discontinued operations	—	6,148
Cash flows provided by investing activities of discontinued operations	—	39
Cash flows used in financing activities of discontinued operations	—	(12,841)
Exchange rate effect on cash and cash equivalents	3,228	8,727

Increase in cash and cash equivalents	32,965	(802)
Cash and cash equivalents, beginning of period	195,218	212,360

Cash and cash equivalents, end of period	$228,183	$211,558

Cash and cash equivalents at end of period consisted of:
Continuing operations	$228,183	$144,361
Discontinued operations	—	67,197

	$228,183	$211,558

Cash and cash equivalents	$97,945	$164,144
Money market funds	130,238	47,414

	$228,183	$211,558

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Unaudited)
Note 1. Basis of Presentation
The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2. Nature of Business
The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.
In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, the KHD Humboldt Wedag GmbH group of companies, together with the Company’s wholly-owned subsidiary, KHD Humboldt Wedag International Holding GmbH and its subsidiaries, are engaged in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag GmbH and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively referred to as “KHD” in these financial statements.
Until January 31, 2006, the Company also operated in the financial service industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.
In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in a resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to the shareholders of the Company on pro rata basis.
In November 2006, the Company sold its equity interest in MFC Bank to Mass Financial.
For reporting purposes, the results of operations of Mass Financial and MFC Bank have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

As at June 30, 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial and did not hold any common shares or Class A common shares of Mass Financial. Mass Financial owned 781,128 common shares (approximately 5.2%) of the Company. Effective January 31, 2006 and as of June 30, 2007, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of the opinion that Mass Financial does not control the Company.
As at June 30, 2007, the Company had a financial asset of $120,243 (Cdn$127,866) in the Class B preferred shares of Mass Financial and a financial liability of $34,794 (Cdn$37,000) owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of $85,449 (Cdn$90,866) was reported in the consolidated balance sheet.
Note 3. Restatement
Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.
A summary of the impact of the change on information previously reported by our company is set out below:

	Nine Months	Three Months	Three	Three
	ended	ended	Months	Months
	September 30,	September 30,	ended June	ended March 31,
Previously Reported	2007	2007	30, 2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

	Nine Months	Three Months	Three	Three
	ended	ended	Months	Months
	September 30,	September 30,	ended June	ended March
Adjustment	2007	2007	30, 2007	31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$(1,932)	$1.608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

	Nine Months	Three Months	Three	Three
	ended	ended	Months	Months
	September 30,	September 30,	ended June	ended March
Restated	2007	2007	30, 2007	31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57
Note 4. Change of Reporting Currency
Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars (“Cdn$”) to United States dollars.
In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity.
In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.
The Company believes that financial statements presented in United States dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.
Note 5. Adoption of New Accounting Standards
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.
Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income.
Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. All financial assets are classified in one of four categories: held for trading, held to maturity, loans and receivables, and available for sale. Non-derivative financial liabilities are classified as other liabilities though the Company may elect to classify them as held for trading. All derivatives are classified as held for trading unless in a designated hedging relationship when certain conditions are met. When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market are measured at cost

(other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are measured at cost. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).
Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.
Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
Pursuant to Section 3855, the Company changed to the effective interest method of amortizing transaction costs and recording interest income and expense. Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.
Section 3865 establishes when and how hedge accounting may be applied. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are designated as either a cash flow hedge or a fair value hedge. The unrealized gains and losses relating to a cash flow hedge are included in other comprehensive income. The unrealized gains and losses relating to a fair value hedge are included in earnings. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in earnings. The Company has determined that the derivative instruments currently in place do not meet the requirements of Section 3865 to qualify them as hedges.
Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the company, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of a company’s future cash flows relating to financial instruments. Section 3861 also deals with disclosure of information about the nature and extent of a company’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.
The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2007.

Note 6. Earnings Per Share
Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.
In 2006, the Company reported discontinued operations and, accordingly, the Company has reclassified all years (periods) presented to give effect to the comparative presentation of those discontinued operations in prior years (periods). The Company uses income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year (period) presented. Because the Company is reclassifying prior years’ (periods’) financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.
Note 7. Short-term securities
As of June 30, 2007, short-term securities included investment in highly liquid investment funds of $6,812 which were held for trading.
Note 8. Privatization of a Non-wholly Owned Subsidiary
In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 322,594 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KHDID.
Note 9. Stock-based Payments
On April 11, 2007, the Company granted to a corporation stock options to purchase up to 250,000 common shares in the Company at $42.18 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $41.94 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $10.45 per share. Under a management services agreement, the corporation provides strategic development services, management and technical and support services to the Company. The Company’s Chief Executive Officer owns a beneficial position in the corporation.
On May 17, 2007, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 158,333 common shares in the Company at $53.70 per share, on or before May 17, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $53.70 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 28.95%, risk-free interest rates of 4.23% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $13.34 per share.

On June 28, 2007, the Company granted to two employees stock options to purchase up to 33,332 common shares in the Company at $58.50 per share, on or before June 28, 2017, with one third to be invested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $58.50 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 31.94%, risk-free interest rates of 4.64% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $15.89 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate of 33,332 stock options to these two employees in 2008. The terms of these future stock options are not known at this date, except for the vesting periods.
Following is a summary of the movement of the stock options granted:

Outstanding at December 31, 2006	586,668
Granted	441,665
Forfeited	(11,112)
Exercised	(84,332)

Outstanding at June 30, 2007	932,889

Note 10. Transactions with Mass Financial
In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of Cdn$77,902 and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum, and 790,000 shares of common stock in the Company valued at initial share value of $27,555(Cdn$31,110). The initial valuation of 790,000 shares of common stock in the Company was subject to an adjustment which is equal to the positive balance, if any, between the initial share value and the market price on the Payment Date.
The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $47.63 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was debited to the treasury stock account and credited to the receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Bank to the Company for Cdn$8,010 on the Payment Date.
Note 11. Segment Information
Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.
Prior to April 2004, the Company operated in the financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments were managed separately because each business required different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment included Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information. The results of operations for corporate and other sector primarily represent the corporate income (including income from a resource property) less expenses (including expenses incurred for corporate by subsidiaries). There were no intersegment revenues in the six months ended June 30, 2007 and 2006, respectively.

Summarized financial information concerning the segments is shown in the following tables:

	Six Months Ended June 30, 2007
	Restated
	Industrial plant
	engineering and
	equipment	Corporate
(Unaudited)	supply	and other	Total
Revenues from external customers	$266,452	$—	$266,452
Interest expense
External	1,159	489	1,648
Internal	177	109	286
Income (loss) from continuing operations before income taxes and minority interests	30,904	(992)	29,948

	Six Months Ended June 30, 2006
	Industrial plant
	engineering and
	equipment	Corporate
(Unaudited)	supply	and other	Total
Revenues from external customers	$142,811	$—	$142,811
Interest expense
External	1,197	95	1,292
Internal	186	132	318
Income (loss) from continuing operations before income taxes and minority interests	15,163	(888)	14,275

	Three Months Ended June 30, 2007
	Restated
	Industrial plant
	engineering and
	equipment	Corporate
(Unaudited)	supply	and other	Total
Revenues from external customers	$159,544	$—	$159,544
Interest expense
External	634	124	758
Internal	91	41	132
Income (loss) from continuing operations before income taxes and minority interests	15,360	(1,235)	14,125

	Three Months Ended June 30, 2006
	Industrial plant
	engineering and
	equipment	Corporate
(Unaudited)	supply	and other	Total
Revenues from external customers	$80,868	$—	$80,868
Interest expense
External	340	47	387
Internal	115	86	201
Income (loss) from continuing operations before income taxes and minority interests	10,598	(500)	10,098
The total assets were $717,244 and $641,920 at June 30, 2007 and December 31, 2006, respectively. There was no material change of total assets since December 31, 2006.
The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Six Months Ended June 30,
	2007	2006
	Restated
Cement	$241,196	$113,927
Coal and minerals	25,256	28,884

	$266,452	$142,811

	Three Months Ended June 30,
	2007	2006
	Restated
Cement	$147,917	$61,247
Coal and minerals	11,627	19,621

	$159,544	$80,868

Note 12. Related Party Transactions
In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the six months ended June 30, 2007.
During the six months ended June 30, 2007, the Company recognized interest income of ($44) from affiliates and paid interest expense of $472 to affiliates. In addition, the Company earned net interest income of $1,782 on its investment in the preferred shares of Mass financial. The Company paid expenses of $1,408 to affiliates. The Company also paid royalty expenses of $403 to an affiliate. The Company recognized an equity loss of $74 from an equity method investee.
The Company acquired an available-for-sale security of $42 from and sold an available-for-sale security of $63 and a trading security of $8,877 to an affiliate at their fair values. No gain or loss was recognized on the sales.

As at June 30, 2007, the Company maintained cash deposits of $55 with MFC Merchant Bank. The Company had $13,918 due from affiliates and $3,953 due to affiliates as at June 30, 2007. In addition, the Company had a long-term investment of $8,035 in affiliates and a long-term liability of $232 payable to an affiliate at June 30, 2007.
Note 13. Subsequent Events
In March 20007, and amended on June 29, 2007, the Company entered into an arrangement agreement with SWA REIT LTD. (“SWA”), a corporation governed by the laws of Barbados, contemplating an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company agreed to transfer certain real estate interests and other assets indirectly held by it to SWA and then distribute all of the Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by it, pro rata, to the Company’s shareholders in exchange for a reduction of the paid up capital with respect to the Company’s common shares. The arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The real estate assets are not complimentary to the Company’s industrial plant engineering and equipment supply business and the distribution of Austrian depositary certificates (or common shares of SWA) will not significantly change the economic interests of the Company’s shareholders in the assets of the Company.

Events of the Day
Monday, 18 June 2007
Events In Detail:
KHD Humboldt Wedag
International Ltd.
8:30
621
KHD
LISTED
NYSE
New York Stock Exchange
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
We are pleased to report that our second-quarter results demonstrate continuing robust growth in our business, with substantial increases in revenues and earnings, and backlog at record level. Revenues for the first six months of the current year increased by 87%, with earnings for the first six months increasing by 89% over the prior year. Second-quarter revenues and earnings increased by 97% and 29% respectively over the second quarter of 2006. Our performance is consistent with the guidance we issued for revenues and earnings at the outset of this fiscal year.
     I am also pleased to report our achievements of milestones on several of our important initiatives during this second quarter of 2007. I will also take this opportunity to update you on the status of our programs to capitalize on market trends and our strategies for sustainable growth and enhancement of shareholder value.
     As a reminder, effective with this 2007 fiscal year we have changed the reporting currency of our financial statements from Canadian dollars to US dollars. Earnings per share amounts are on a diluted basis.
 1
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SECOND-QUARTER PERFORMANCE
For the six months ended June 30, 2007, KHD reported revenues from continuing operations of $266.5 million and income from continuing operations of $18.7 million, or $1.24 per share.
     The 2007 revenues are an increase of 87% over the revenues of $142.8 million in the first half of 2006, and the income from continuing operations is an increase of 89% over the first six months of 2006 for the same operations.
     For the three months ended June 30, 2007, KHD reported revenues from continuing operations of $159.5 million and income from continuing operations of $10.3 million, or $0.68 per share.
     The 2007 revenues are an increase of 97% over the second-quarter 2006 revenues of $80.9 million and an increase of 29% over the second-quarter 2006 income for the same operations.
     The number of shares issued and outstanding as at June 30, 2007 was 15,153,046. The weighted average number of shares on a diluted basis for the three months ended June 30, 2007 was 15,199,531, and for the six months ended June 30, 2007 was 15,064,081.

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. For comparative purposes, all the amounts for order intake, backlog and revenues in the following analyses were translated directly from Euros to US dollars at 1.3196, the exchange rate as of December 31, 2006.
     Earlier shareholder letters have explained that KHD books orders on the basis of firm contracts and receipt of the generally required initial down payment from our customers.
     Order intake for the quarter ended June 30, 2007 was $154.9 million, a decrease of 52% from the second quarter of 2006; 65% of the 2007 second-quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe.
     Order intake for the six months ended June 30, 2007 was $307.7 million, 28% lower than the same period of 2006; 57% of the 2007 order intake came from the emerging regions of Asia, Russia and Eastern Europe.

 2
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Illinois Cement plant, La Salle, Illinois USA
 3
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

The order intake decline for the second quarter of 2007 was a timing issue. Had our policy for booking orders been based on signed contracts as opposed to advance payments, the level of order intake in the second quarter of 2007 would have been nearly double what we are reporting, and there would have been an increase over the first six months of 2006. In the first few weeks of the third quarter, we received significant advance payments on contracts signed in the second quarter, including an approximately $110 million contract to build a new cement production line with a capacity of 5,000 tonnes of clinker per day from Saudi Arabia-based Arabian Cement Company. It should be noted that the order intake for the second quarter of 2006 was extraordinarily high, with 48% of the order intake for the entire year being booked in the second quarter.
     Order backlog as of June 30, 2007 was a record $646.8 million and as of the date of this filing the backlog is approaching $800 million.
     We eliminated most of the minority interests going forward with the acquisition of Sasamat Capital Corporation. This transaction was effective June 1, 2007.
     Our corporate tax expense for reporting purposes was $4.4 million for the quarter ended June 30, 2007. This figure primarily reflects the net draw-down of our deferred tax assets. Actual cash taxes paid in the period were minimal.
     At the end of the second quarter of 2007, KHD had $248.2 million in cash and short-term securities. The current working capital ratio was 1.663. Shareholders’
equity was $324.0 million and the long-term debt to equity ratio was 0.04.
     Our guidance on revenues and earnings before taxes for the full year 2007, provided in our April 2, 2007 news release, has not changed. For the year 2007, we expect revenues to increase to $623 million, and earnings before taxes of $61 million.
     The following summarizes growth in our industrial plant engineering and equipment supply business by segments for the quarter and six-month period ended June 30, 2007 compared to the corresponding periods ended June 30, 2006.
CEMENT
The cement unit’s second-quarter revenues increased to $146.4 million from $64.5 million in 2006.
     The cement unit’s revenues for the first six months of the year increased to $239.6 million from $122.3 million in 2006.
CEMENT ORDER INTAKE
Cement order intake for the second quarter of 2007 was $120.5 million with over 70% of orders originating from the emerging markets of Asia, Russia and Eastern Europe. Cement order intake for the second quarter of 2006 was an extraordinary $313.9 million, 48% of the order intake for the entire year.
     Cement order intake for the first six months of 2007 was $245.4 million, with over 60% of orders originating from the emerging markets of Asia, Russia and Eastern Europe. Cement order intake for the first six months of 2006 was $400.8 million

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Cement kiln section for the Continental Cement plant, Hannibal, Missouri USA
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT JUNE 30, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J P Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8x Jones DP
Beeshoek — BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Eastern Europe	Kiln line 3,500 t/d clinker production
Ünye	Eastern Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Eastern Europe	Kiln line with mill and clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Grasim New Plant / Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Khoy Cement	Middle East	Clinker production line
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d Cement plant, pyro section, cement grinding
Maras	Eastern Europe	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Fengjiata	Asia	2 Romjig
Suanciguo	Asia	2 Romjig
Mordow 3	Russia	Engineering
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
BW West	Europe	1 Romjig
Zliten	Middle East	Rehabilitation of kiln section
Orient Cement Devapur II	Asia	Kiln with roller press and cooler upgrade
Hanson Permanente	N/S America	2 Mill shells
GCW Ultra Tech Cement	Asia	Kiln line
Lafarge Mejia	Asia	Grinding plant
Asec	Middle East	Ball mill with slide shoe bearing
Shagang	Asia	Roller press 5 — 120/120
Carbossulcis	Europe	Pneuflot
Argyle	Australia	ADM tyre (spares), refurbishment
Tongling	Asia	Roller press 5 — 120/120
Hispanobras (spares)	N/S America	Spares roller press
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT JUNE 30, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Joobera	Asia	Mill
Rajashree	Asia	Upgrade 2 roller press
Maas Jordan	Middle East	Tyre section, clinker cooler plant
Souk El Khamis	Middle East	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Middle East	Rehabilitation of kiln section
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13 + roller press 16
Aligarh	Asia	Grinding line, roller press and VSK separator
Jalgaon	Asia	Roller press 13
Raysut IV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Bhatinda	Asia	Kiln line with roller press
Kerman	Middle East	Service
Redecam / Arquata	Europe	Upgrade pyro line + pyrofloor
Deccan Cement	Asia	Pyro process and grinding
Bizerte Bouchamaoui	Africa	Coal burner
Ultratech (Awarpur)	Asia	Coal washery with batac jig + cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press
Dadri	Asia	Kiln line with roller press
Al Anad Cement	Middle East	Cement production line 3,000 t/d
Broceni Kiln 5	Eastern Europe	Engineering, preheater
Lukavac	Eastern Europe	Clinker production line 2,000 t/d
Denizli	Eastern Europe	Mill upgrade with roller press
Eagle Mountain	N/S America	New line expansion
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement — Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d, preheater, tertiary airduct system
Eagle Fernley	N/S America	Engineering
Bhusan Power & Steel	Asia	Coal washery plant
Ibbenbüren	Europe	Batac jig
SV Power Coal Washery	Asia	Coal washery plant
Minera Huasco	N/S America	Tyre replacement roller
Adanac	N/S America	2 Roller press

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

As explained, 2007’s second-quarter order intake relative to the corresponding quarter for 2006 is not a concern. First, the second-quarter 2006 order intake was a record for our company and represented 48% of the order intake for the entire year. Secondly, the combined effects of timing and our very conservative method of booking orders for reporting purposes can accentuate normal variations in business volume. We book after contracts are signed and down payments are received. In the first few weeks of the third quarter 2007 we received down payments on several contracts signed in the second quarter but not booked. These included a $110 million contract for a plant in Jordan. Had we booked on the basis of signed contract only, the 2007 second quarter would have been on a par with 2006. This is an example of why it is prudent to consider the results of our business over a longer horizon than quarter to quarter.
CEMENT BACKLOG
The cement order backlog was $571.6 million at the close of the second quarter of 2007, on a par with the same period in 2006. The backlog of cement projects in Russia and Eastern Europe at the close of the second quarter of 2007 increased more than four fold from the corresponding period in 2006.
COAL AND MINERALS
Coal and minerals business revenues were $10.4 million in the second quarter of 2007 compared to $20.8 million in the second quarter of 2006. Coal and minerals business revenues were $25.1 million for the first six months of 2007 compared to $31.0 million in the first six months of 2006.
     The revenue decrease is another timing issue and clearly not a trend when viewed from the perspective of order intake and backlog in this segment as described below.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s second-quarter 2007 order intake for the Coal and Minerals Business Unit was $32.6 million, an increase of 341% over the corresponding period in 2006.
     For the year to date, order intake for the Coal and Minerals Business Unit was $59.1 million, an increase of 130% over the corresponding period in 2006.
COAL AND MINERALS BACKLOG
With the strong order intake in 2007, KHD’s backlog for the Coal and Minerals Business Unit at the close of the second quarter of 2007 was $75.1 million, an increase of 49% over the corresponding period in 2006. The size and diversity of the projects in our backlog and on the horizon are very encouraging for the future of this business unit.
PROGRESS ON THE 2007 PLAN
Sustaining the Growth Trend
Our revenues and earnings for the six months ended June 30, 2007 were up 87% and 89% respectively over the same period of 2006. For the quarter ended June 30, 2007, our revenues and earnings were up 97% and 29%, respectively, over the same period of 2006. Our backlog remains at record level. These are strong indicators of sustainable growth. Of equal importance is the location and size of the projects, as this indicates the results of our strategic initiatives for capitalizing on market trends and enhancing shareholder value. As noted in our reporting of first-quarter 2007 results, this year we have begun reporting order intake and backlog by geographic location of the project as a means of indicating our strengths and weaknesses by trends in the world’s emerging markets.

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CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

At the close of this year’s second quarter, our backlog of $646.8 million was distributed among the world’s economic regions as follows:
As you can see, 59% of our existing workload is in the emerging growth markets of Asia, Russia and Eastern Europe.
     Through the second quarter of 2007, our order intake of $307.7 million originated in the following regions:
The emerging growth markets of Asia, Russia and Eastern Europe continue to be the source of over half of our new orders. KHD has taken numerous steps to better position the company in these emerging markets.
     In China, we have entered into a strategic alliance with CITIC to participate in the huge domestic Chinese market and secure access to our partner’s low-cost engineering and manufacturing platforms for international work.
In India, where we have been an established local company for over 40 years, our revenues have increased nearly fivefold in just a few years. Our Indian subsidiary has begun exporting cement industry services to international markets, primarily in the Middle East and Africa, established a global engineering centre, opened a new fabrication and assembly facility, and booked more orders in our Calcutta Coal and Minerals operation through the first seven months of 2007 than were booked in the years 2004, 2005 and 2006 combined.
     In Russia, where we have maintained a local presence for over 20 years, we renewed our efforts to capitalize on the great opportunities available in the expanding local market in 2005. It is clear from the current order intake and backlog situation that these efforts, built upon the skill set of our colleagues from our former East German company in Dessau, have been successful. The next step in our program is to develop our capabilities in Russia. To this end, over the past nine months we have established an operating company in Moscow and acquired a design institute that provides us with the required design licenses. In the second quarter we successfully recruited a General Director for the Russian company. In this quarter we also started quotations for local manufacturing. In June we received and booked a follow-on equipment order of approximately $55 million for the Mordow 3 cement plant, a project for which we had received and booked an engineering order of approximately $5 million in late 2006. We plan to initiate design work locally in the third quarter. In early August we signed another similar contract with the same client for a 3,000 tonnes per day plant. While the total project has a value of approximately $70 million, the engineering portion will be booked in the third quarter and the balance of the contract will be booked in a few months upon placement and down payment for the follow-on equipment order.
     Our margins continue to be strong as we strive to continue to focus our services in the proprietary technology component of our revenues. In my first-quarter 2007 letter, KHD cautioned shareholders not to

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Illinois Cement plant, La Salle, Illinois USA

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

expect that quarter’s margin performance to be sustainable, as the margins achieved in that quarter were higher than normal due to an exceptionally high component of our revenues associated with proprietary equipment. In the second quarter our margins reflect the normal mixture of revenues and we are now more in line with our forecast for the year.
     We continue to see a trend where customers are asking us to include more third-party components in our scope of supply. To better position KHD for the future, we are enhancing our risk management group with an emphasis on the broad project management skills required to manage the anticipated increase in subcontractors and outside component manufacturers effectively. We recognize the higher risk profile associated with these expanded scopes and revenues, and will be in a position to accommodate the demands of the market while minimizing changes to our risk profile.
Environmental Initiatives
The focus of our technology initiatives is driven by customer demands for more energy-efficient processes and reduced environmental emissions.
     Thermal processing of the cement feed and the subsequent grinding of the clinker and cement product are current areas of study in our energy efficiency and emissions reduction development programs. Technologies have been and continue to be developed that effectively reduce energy consumption via process heat recovery. Furthermore, KHD is the industry leader in the development of pyro-processes able to accommodate the use of a broad range of alternative fuels including municipal waste and waste plastics, thereby reducing the emissions associated with traditional hydrocarbon energy sources. Finally, by optimization of a number of process conditions, KHD has been able to design, manufacture and commission plants with CO2 and NOX discharges to the environment at levels below the industry norm.
Elimination of Minority Interests
On March 29, 2007, we announced that we had entered into an agreement with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition by KHD of all of their outstanding common shares. In the second quarter we completed this transaction. The elimination of the majority of the minority interest was effective June 1, 2007. In the final arrangement, shareholders of Sasamat exchanged their common shares for our common shares on the basis of 0.1 of our common shares for each common share of Sasamat.
Enhanced Visibility to Financial Markets
I mentioned we had initiated discussions with the New York Stock Exchange (NYSE) to explore the possibility of a listing for our company. In March our Board passed a resolution authorizing us formally to apply for a listing on the NYSE. In early May we received approval from the listing committee formally to apply for a listing. We began trading on the NYSE on June 18, 2007.
     To enhance the liquidity of our stock, our shareholders have approved a 2:1 stock split. The record date for the stock split will be August 23, 2007, with the Distribution Date being September 7, 2007. The common shares of the Company will be trading on the NYSE on a post-split basis on September 10, 2007.
Strategic Alliances
On March 30, 2007, CITIC Heavy Machinery Company Ltd. (“CITIC HMC”) and KHD jointly announced a far-reaching exclusive cooperation agreement to combine cement businesses to better deliver collective design and development, manufacturing service and process technologies to the global market on a best-value basis. In the second quarter the two parties continued to finalize details of the arrangement with the execution of associated agreements covering mutual confidentiality, supply and distribution, manufacturing and licensing. Under these agreements, candidate products are being selected for

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
KHD management and major shareholders ringing the opening bell at the New York Stock Exchange
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

licensing and a growing number of manufacturing orders have been placed with CITIC HMC by several KHD subsidiaries.
     In June, CITIC HMC and KHD held a joint seminar showcasing KHD technologies and the KHD-CITIC HMC Joint Cooperation in Luoyang, China. Over 100 companies involved in the domestic Chinese cement production industry attended.
     In addition to the CITIC alliance, KHD, in its efforts to expand its products and technical offerings, has been actively pursuing acquisition opportunities with the assistance of skilled professionals. Unfortunately, we have yet to identify a suitable target that could be acquired at a reasonable price. This is simply a sign of the times, as most companies operating in these industries are enjoying the robust international business climate. Consequently, we have also focused on “technology partnerships” through which we believe we may be able to accomplish our diversification objectives while avoiding the high costs of acquisitions. This strategy has begun to yield real results, particularly for our Indian subsidiary. Adding the technologies available in materials preparation, particularly shredding, has enabled KHD to win expanded contracts involving the treatment of municipal waste to make it suitable for use as an alternative fuel for our burners at cement plants. A partnership with a wet filter company has resulted in a number of successful joint efforts in wastewater treatment, a market where our offerings had been limited to cyclones. We will continue to explore technology companies, many of which can be found in Eastern Europe and Russia with proven technological solutions in fields complementing our existing offerings, but lacking an international presence to effectively market their technologies. Our clients are receptive, as it provides them with an opportunity to buy a more complete line of services from a supplier with whom they have an established working relationship.
Distribution of Real Estate Assets
On April 2, 2007, we announced our intention to distribute to our shareholders the shares of our wholly-owned subsidiary, SWA REIT Ltd., which owns and operates all of KHD’s real estate assets. This distribution was contingent upon a number of customary approvals.
     During the second quarter we made significant progress when we received the required approval from the relevant Canadian court jurisdiction in May. We have also finalized the requirements for listing of the associated securities. In August, our shareholders approved the plan of distribution. A record date will be announced in the third quarter pending a tax ruling.
     Our transition from a merchant bank to an industrial plant engineering and equipment supply company is not yet complete. We are optimistic the final transition will be completed in the fourth quarter of 2007. Our goal is for KHD to be viewed as a near-equal to our peer group at that time. We will work diligently to achieve recognition of this change from the investment community.
     Your comments, ideas and criticisms are very much appreciated, especially in our ongoing effort to improve our overall transparency.

Respectfully submitted,
Michael J. Smith
Chairman of the Board

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(August 14, 2007)
(Restated)

The following discussion and analysis of our financial condition and results of operations for the three and six-month periods ended June 30, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our annual report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our annual report on Form 20-F.

This restated discussion has been amended to reflect the restatements as described in “Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007” below and in “Restatement” in Note 3 of the restated consolidated financial statements as at and for the period ended June 30, 2007. Apart from the revisions resulting from the restatement, this discussion does not reflect events subsequent to August 14, 2007.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of June 30, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended June 30, 2007, we primarily operated one business segment which consisted of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees worldwide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007

Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.

A summary of the impact of the change on information previously reported by our company is set out below:

Previously Reported

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

Adjustment

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$(1,932)	$1,608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

Restated

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

2

Results of Operations

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	June 30,	March 31,	December 31,	September 30,
	2007	2007	2006	2006(1)
	(Restated)	(Restated)
	(United States dollars in thousands, except per share amounts)

Revenues	$159,544	$106,908	$164,743	$96,770
Gross profit	19,405	19,555	27,835	15,444
Income from continuing operations	10,269	8,480	12,569	10,204
Income from continuing operations, per share
Basic	0.69	0.58	0.83	0.67
Diluted	0.68	0.57	0.82	0.66
Net income	10,269	8,480	11,009	10,223
Net income per share
Basic	0.69	0.58	0.73	0.67
Diluted	0.68	0.57	0.72	0.66

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

	June 30,	March 31,	December 31,	September 30,
	2006(1)	2006(1)	2005(1)	2005(1)
	(United States dollars in thousands, except per share amounts)

Revenues	$80,868	$61,943	$104,991	$91,674
Gross profit	12,944	9,606	16,652	5,688
Income from continuing operations	7,967	1,967	10,440	4,483
Income from continuing operations, per share
Basic	0.52	0.13	0.77	0.33
Diluted	0.52	0.13	0.76	0.33
Net income	7,222	2,825	4,962	5,077
Net income per share
Basic	0.47	0.19	0.36	0.37
Diluted	0.47	0.19	0.36	0.37

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Six-Month Period Ended June 30, 2007 Compared to Six-Month Period Ended June 30, 2006

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the six-month period ended June 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. As at June 30, 2007, the United States dollar decreased by approximately 2.4% against the Euro since December 31, 2006.

In the six-month period ended June 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 87% to $266.5 million from $142.8 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide

3

emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at June 30, 2007 was $662.5 million.

In the six-month period ended June 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $226.9 million from $120.3 million in 2006. Our gross profit margin was 15% and 16% for the six-month periods ended June 30, 2007 and 2006. The increases in expenses reflect the increase in our revenues.

We also earned other operating income of $7.9 million (comprising $7.2 million from resource property and $0.7 million from real estate properties) in the six-month period ended June 30, 2007, as compared to $2.9 million for the same period in 2006 (comprising $2.2 million from resource property and $0.7 million from real estate properties). In the six-month period ended June 30, 2007, income from resource property increased to $7.2 million from $2.2 million for the same period in 2006 primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $20.5 million for the six-month period ended June 30, 2007 from $14.1 million for the same period in 2006, an increase of 45%. The increase is primarily linked to an increase in our business activities. In the six-month period ended June 30, 2007, stock based compensation expense increased to $2.5 million from $0.4 million for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the six-month period ended June 30, 2007, net interest income increased to $3.7 million (interest income of $5.3 million less interest expense of $1.6 million) as compared to net interest expense of $0.8 million (interest income of $2.1 million less interest expense of $1.3 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income decreased to $1.7 million for the six-month period ended June 30, 2007 from $2.6 million for the same period in 2006. Other income for the six-month period ended June 30, 2007 included a net gain of $1.7 million on short-term securities, compared to a net loss of $0.3 million for the same period in 2006. Other income also included currency transaction losses of $1.6 million and $34,000 and gains on foreign currency derivatives of $0.7 million and $nil for the six-month periods ended June 30, 2007 and 2006, respectively.

Minority interests decreased for the six-month period ended June 30, 2007 to $1.0 million from $2.4 million for the same period in 2006. We expect that the minority interests on our consolidated income statements will continue to decrease in the future following the completion of the privatization of Sasamat Capital Corporation in May 2007.

In the six-month period ended June 30, 2007, our income from continuing operations was $18.7 million, or $1.27 per share on a basic basis and $1.24 per share on a diluted basis. In the six-month period ended June 30, 2006, our income from continuing operations was $9.9 million, or $0.66 per share on a basic and diluted basis and from discontinued operations was $0.1 million, or $0.01 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the six-month period ended June 30, 2006.

Three-Month Period Ended June 30, 2007 Compared to Three-Month Period Ended June 30, 2006

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended June 30, 2007, the United States dollar decreased by approximately 6.8% in value against the Euro, compared to the same period in 2006. As at June 30, 2007, the United States dollar decreased by approximately 2.4% against the Euro since December 31, 2006.

In the three-month period ended June 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 97% to $159.5 million from $80.9 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by

4

infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at June 30, 2007 was $662.5 million.

In the three-month period ended June 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $140.1 million from $67.9 million in 2006. Our gross profit margin decreased to 12.2% in the three-month period ended June 30, 2007 from 16.0% for the same period in 2006. The increases in expenses reflect the increase in our revenues. The decrease in profit margin is associated with the timing and mix of active and completed contracts, i.e., greenfields, upgrades, modifications and after sales.

We also earned other operating income of $5.8 million (comprising $5.6 million from resource property and $0.2 million from real estate properties) in the three-month period ended June 30, 2007, as compared to $1.4 million for the same period in 2006 (comprising $1.1 million from resource property and $0.3 million from real estate properties). In the three-month period ended June 30, 2007, income from resource property increased to $5.6 million from $1.1 million for the same period in 2006 primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $10.9 million for the three-month period ended June 30, 2007 from $6.8 million for the same period in 2006, an increase of 60%. The increase is primarily linked to an increase in our business activities. In the three-month period ended June 30, 2007, stock based compensation expense increased to $2.1 million from $0.4 million for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the three-month period ended June 30, 2007, net interest income increased to $1.6 million (interest income of $2.4 million less interest expense of $0.8 million) as compared to net interest expense of $1.0 million (interest income of $1.4 million less interest expense of $0.4 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income decreased to $0.3 million for the three-month period ended June 30, 2007 from $2.0 million for the same period in 2006. Other income for the three-month period ended June 30, 2007 included a net gain of $1.8 million on short-term securities, compared to a net loss of $0.6 million for the same period in 2006. Other income also included currency transaction losses of $2.2 million and $0.3 million and gains on foreign currency derivatives of $0.4 million and $nil for the three-month periods ended June 30, 2007 and 2006, respectively.

Minority interests decreased for the three-month period ended June 30, 2007 to $(0.6) million from $1.9 million for the same period in 2006. The add-back of minority interests in the current quarter was primarily due to the completion of the privatization of Sasamat Capital Corporation in May 2007.

In the three-month period ended June 30, 2007, our income from continuing operations was $10.3 million, or $0.69 per share on a basic basis and $0.68 per share on a diluted basis. In the three-month period ended June 30, 2006, our income from continuing operations was $8.0 million, or $0.52 per share on a basic and diluted basis and our loss from discontinued operations was $0.8 million, or $0.05 per share on a basic and diluted basis.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to

5

our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

	June 30,		December 31,
	2007	2006	2006	2005
	(Restated)
	(United States dollars		(United States dollars
	in thousands)		in thousands)
	(Unaudited)

Cash and cash equivalents	$228,183	$211,558	$204,678	$94,667
Securities	20,006	16,551	4,111	2,143
Total assets	717,244	554,762	641,920	523,053
Long-term debt, less current portion	12,432	20,265	13,772	5,119
Shareholders’ equity	324,024	278,104	273,288	244,257

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at June 30, 2007, our total assets increased to $717.2 million from $641.9 million as at December 31, 2006, primarily as a result of strong business performance and a stronger Canadian dollar against the U.S. dollar. At June 30, 2007, our cash and cash equivalents were $228.2 million, compared to $204.7 million at December 31, 2006. As at June 30, 2007, we had short-term securities of $20.0 million, compared to $4.1 million as at December 31, 2006, primarily as a result of available surplus cash for investments. As at June 30, 2007, our cash and cash equivalents included highly liquid money market funds aggregating $130.2 million and our short-term securities included highly liquid investment funds of $6.8 million. As at June 30, 2007, our long-term debt, less current portion, was $12.4 million, compared to $13.8 million as at December 31, 2006.

We have credit facilities of up to a maximum of $318.9 million with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of June 30, 2007, $134.4 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at June 30, 2007, cash of $19.0 million had been collateralized against these credit facilities. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 was primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to $31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply. During the six-month period ended June 30, 2007, operating activities provided cash of $18.1 million, compared to $24.7 million in the comparative period in 2006. The net income and the increase in accounts payable and accrued expenses were the prime contributors to the cash provided by the operating activities in the current period.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

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Investing Activities

In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005. During the six-month period ended June 30, 2007, investing activities used cash of $3.0 million, compared to $1.4 million in the comparative period in 2006. We did not have significant investing activities in either period.

Financing Activities

Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005. During the six-month period ended June 30, 2007, financing activities provided cash of $1.8 million, compared to $11.0 million in the comparative period in 2006. We received $2.2 million as a result of the exercise of stock options in the current period.

We had no material commitments to acquire assets or operating businesses at December 31, 2006 or June 30, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.

Based upon the period average exchange rates for the six-month period ended June 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. As at June 30, 2007, the United States dollar decreased by approximately 2.4% against the Euro and 8.7% against the Canadian dollar since December 31, 2006.

In the six months ended June 30, 2007, we reported approximately a net $18.8 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at June 30, 2007 was $69.0 million, compared to $50.2 million at December 31, 2006. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

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Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $14.8 million as of June 30, 2007 and total realized and unrealized gains of $0.7 million on the foreign currency derivatives were included in our other income during the six months ended June 30, 2007. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale

We have assets held for sale in our normal operating cycle. The assets held for sale consist of inventories and real estate held for sale.

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in

8

neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary. Please refer to Note 23 to our 2006 annual financial statements for our arrangement for the real estate held for sale.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123(R) for US GAAP purposes during the year ended December 31, 2006.

Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards did not have any material impact on our financial position as of January 1, 2007.

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Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are set out below.

We provide a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.4 million asset sale transaction.

As at June 30, 2007, we had credit facilities of up to a maximum of $318.9 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of June 30, 2007, $134.4 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the six-month period ended June 30, 2007 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and June 30, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise

10

significant influence. These related party transactions are conducted in the normal course of operations and are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the six months ended June 30, 2007, we recognized interest income of $(44,000) from affiliates and paid interest expense of $0.5 million to affiliates. In addition, we earned interest income of $1.8 million on our investment in the preferred shares of Mass Financial Corp. We paid expenses of $0.8 million to affiliates. We also paid royalty expenses of $0.4 million to an affiliate. We recognized an equity loss of $74,000 from an equity method investee.

We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 and a trading security of $8.9 million to an affiliate at their respective fair values. No gain or loss was recognized on such sales.

In addition, during the current period, we settled with Mass Financial with respect to the sale of MFC Merchant Bank which occured in November 2006. Pursuant to the terms of the sale agreement, the price of 790,000 shares of our company (which had been received by us as partial consideration in 2006) was adjusted to its fair value on April 30, 2007 and, accordingly, an adjustment of $10.1 million was debited to our treasury stock account and credited to our receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.5 million.

As at June 30, 2007, we maintained cash deposits of $55,000 with MFC Merchant Bank. We had $13.9 million due from affiliates and $4.0 million due to affiliates as at June 30, 2007. In addition, we had a long-term investment of $8.0 million in affiliates and a long-term liability of $0.2 million payable to an affiliate at June 30, 2007.

Proposed Transactions

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA REIT LTD., a corporation governed by the laws of Barbados, contemplating an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA and then distribute all of the Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by us, pro rata, to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007 and adjourned to August 3, 2007.

The real estate interests and other assets being transferred to SWA are not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA) will not significantly change the economic interests of our shareholders in the assets of our company.

Also at the meeting, our shareholders approved a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. Our board of directors have been authorized, in their discretion, to delay or abandon the forward-split of our common shares.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. As at June 30, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	15,153,064	(1)

(1)	Based on our audited consolidated financial statements. This number did not include 2,510,877 common shares owned by four wholly-owed subsidiaries.

As at June 30, 2007, our company had the following options outstanding:

		Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

Options	468,891	$26.11	May 17, 2016
Options	22,333	$31.80	December 14, 2016
Options	250,000	$42.18	April 11, 2017
Options	158,333	$53.70	May 17, 2017
Options	33,332	$58.50	June 28, 2017

11

Disclosure Controls And Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at June 30, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

    We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.
    Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. As a result, we made certain adjustments to restate previously reported financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and present restated comparative information in the financial statements prepared for the year ended December 31, 2007.
    In order to analyze the internal control considerations associated with the adjustments underlying the restatements, our management evaluated (1) each adjustment as to whether it was caused by an internal control deficiency, and (2) the effectiveness of actions that had been taken to remediate identified internal control deficiencies.
    Among other matters, management’s assessment identified the following material weaknesses:
•	A material weakness impacting our financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the correct elimination of certain intercompany transactions. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters adding certain review and analysis procedures, adding qualified personnel as well as improving the information flow associated to the identification and analysis of non-routine transactions.
•	A material weakness impacting our financial statements for the interim periods ended June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the implementation of a new software system in a subsidiary. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters verification of the accuracy of the financial data upload by an external consultant, adding qualified personnel and enhancing our controls related to the accurate entering of financial data.
    Other than indicated above there were no changes in our internal control over financial reporting that occurred since the beginning of the three-month period ended June 30, 2007 to the date of this report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

12

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and

13

demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

14

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument

15

liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

16

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
RESTATED

UNAUDITED INTERIM FINANCIAL STATEMENTS
RESTATED
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2007.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at September 30, 2007 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the nine-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and December 31, 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
ASSETS
Current Assets
Cash and cash equivalents	$270,883	$204,530
Securities	14,335	4,111
Restricted cash	20,813	16,180
Accounts receivable, trade	87,927	66,607
Other receivables	18,716	33,901
Inventories	105,488	85,799
Contract deposits, prepaid and other	39,073	24,069
Future income tax assets	754	763
Current assets of discontinued operations	—	4,301

Total current assets	557,989	440,261
Non-current Assets
Securities	8,042	67
Receivables	—	8,878
Property, plant and equipment	2,385	2,936
Resource property	32,937	29,037
Equity method investments	426	500
Future income tax assets	23,947	27,724
Investment in preferred shares of a former subsidiary	91,204	77,976
Non-current assets of discontinued operations	—	54,541

Total non-current assets	158,941	201,659

	$716,930	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$319,943	$242,152
Long-term debt, current portion	—	4,596
Pension liabilities, current portion	1,793	1,664
Provision for warranty costs, current portion	26,211	21,868
Current liabilities of discontinued operations	—	964

Total current liabilities	347,947	271,244
Long-term Liabilities
Long-term debt, less current portion	11,557	10,725
Pension liabilities, less current portion	30,759	28,559
Provision for warranty costs, less current portion	10,068	7,247
Deferred credit, future income tax assets	14,546	15,539
Future income tax liability	1,406	9,180
Other long-term liabilities	3,319	625
Long-term liabilities of discontinued operations	—	3,047

Total long-term liabilities	71,655	74,922

Total liabilities	419,602	346,166
Minority Interests	3,985	22,466
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	134,102	108,595
Treasury stock	(85,629)	(64,383)
Contributed surplus	4,072	2,131
Retained earnings	151,022	176,742
Accumulated other comprehensive income	89,776	50,203

Total shareholders’ equity	293,343	273,288

	$716,930	$641,920

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For Nine Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006
	Restated
	(Note 3)
Revenues	$416,893	$239,581
Cost of revenues	356,809	201,587

Gross profit	60,084	37,994
Other operating income — resource property	12,987	3,244
General and administrative expense	31,258	19,566
Stock-based compensation — general and administrative	3,298	1,187

Operating income	38,515	20,485

Interest income	8,058	3,168
Interest expense	(2,071)	(1,602)
Other income (expense), net	1,189	3,534

Income before income taxes and minority interests from continuing operations	45,691	25,585
Provision for income taxes:
Income taxes	(2,707)	(1,979)
Resource property revenue taxes	(2,986)	—

	(5,693)	(1,979)

Income before minority interests from continuing operations	39,998	23,606
Minority interests	(1,872)	(4,523)

Income from continuing operations	38,126	19,083
Income from discontinued operations, net of tax	(7,595)	1,187

Net income	$30,531	$20,270

Retained earnings, beginning of the period	$176,742	$169,288
Net income	30,531	20,270
Distribution of SWA Reit and Investments Ltd.	(56,251)	—
Distribution of Mass Financial Corp.	—	(22,662)

Retained earnings, end of the period	151,022	166,896
Accumulated other comprehensive income, end of the period	89,776	56,307

Total of retained earnings and accumulated other comprehensive income	$240,798	$223,203

Basic earnings (loss) per share
— from continuing operations	$1.27	$0.63
— from discontinued operations	(0.25)	0.04

	$1.02	$0.67

Diluted earnings (loss) per share
— from continuing operations	$1.25	$0.63
— from discontinued operations	(0.25)	0.04

	$1.00	$0.67

Weighted average number of common shares outstanding
— basic	29,834,461	30,102,468
— diluted	30,511,709	30,389,736
The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For Three Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006
	Restated
	(Note 3)
Revenues	$150,441	$96,770
Cost of revenues	129,890	81,326

Gross profit	20,551	15,444
Other operating income — resource property	5,811	1,092
General and administrative expense	11,006	5,581
Stock-based compensation — general and administrative	843	788

Operating income	14,513	10,167

Interest income	2,728	1,281
Interest expense	(512)	(384)
Other income (expense), net	(602)	993

Income before income taxes and minority interests from continuing operations	16,127	12,057
Recovery of (provision for) income taxes:
Income taxes	5,808	(60)
Resource property revenue taxes	(1,338)	—

	4,470	(60)

Income before minority interests from continuing operations	20,597	11,997
Minority interests	(870)	(2,125)

Income from continuing operations	19,727	9,872
Income from discontinued operations, net of tax	(7,945)	351

Net income	$11,782	$10,223

Retained earnings, beginning of the period	$195,491	$156,673
Net income	11,782	10,223
Distribution of SWA Reit and Investments Ltd.	(56,251)	—

Retained earnings, end of the period	151,022	166,896
Accumulated other comprehensive income, end of the period	89,776	56,307

Total of retained earnings and accumulated other comprehensive income	$240,796	$223,203

Basic earnings (loss) per share
— from continuing operations	$0.65	$0.32
— from discontinued operations	(0.26)	0.01

	$0.39	$0.33

Diluted earnings (loss) per share
— from continuing operations	$0.64	$0.32
— from discontinued operations	(0.26)	0.01

	$0.38	$0.33

Weighted average number of common shares outstanding
— basic	30,294,782	30,527,826
— diluted	31,013,973	30,840,414
The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Nine Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Net income for the period	$30,531	$20,270
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	39,573	12,363

Other comprehensive income	39,573	12,363

Comprehensive income	$70,104	$32,633

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Net income for the period	$11,782	$10,223
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	20,764	(1,347)

Other comprehensive income (loss)	20,764	(1,347)

Comprehensive income	$32,546	$8,876

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Nine Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Cash flows from operating activities
Income from continuing operations	$38,126	$19,083
Adjustments for:
Amortization and depreciation	2,554	1,391
Minority interests	1,872	4,523
Gain on short-term securities	(154)	(397)
Stock-based compensation	3,298	1,187
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(8,809)	(6,465)
Restricted cash	(3,194)	1,974
Receivables	(15,067)	1,356
Inventories	(12,256)	(13,911)
Accounts payable and accrued expenses	57,106	29,130
Provision for warranty costs	4,639	7,348
Future income taxes	(4,554)	(2,531)
Contract deposits, prepaid and other	(12,385)	(10,991)
Other	2,378	(949)

Cash flows provided by operating activities	53,554	30,748
Cash flows from investing activities
Purchases of property, plant and equipment, net	(2,193)	(1,830)
Increase in loans receivable	—	(1,286)
Purchase of investment in an affiliate	(521)	—
Purchase of minority interest in non-wholly-owned subsidiaries	(89)	—
Other	35	(24)

Cash flows used in investing activities	(2,768)	(3,140)
Cash flows from financing activities
Borrowings	1,240	28,909
Debt repayments	(5,922)	(18,029)
Issuance of shares	5,400	—
Distribution of SWA Reit Ltd.	(5,399)	—

Cash flows (used in) provided by financing activities	(4,681)	10,880
Cash flows used in operating activities of discontinued operations	(432)	(9,201)
Cash flows provided by (used in) investing activities of discontinued operations	58	(18,531)
Cash flows provided by (used in) financing activities of discontinued operations	(245)	1,339
Exchange rate effect on cash and cash equivalents	20,719	9,944

Increase in cash and cash equivalents	66,205	22,039
Cash and cash equivalents, beginning of period	204,678	194,313

Cash and cash equivalents, end of period	$270,883	$216,352

Cash and cash equivalents at end of period consisted of:
Continuing operations	$270,883	$147,860
Discontinued operations	—	68,492

	$270,883	$216,352

Cash and cash equivalents	$258,774	$175,747
Money market funds and government treasury bills	12,109	40,605

	$270,883	$216,352

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006
	Restated
	(Note 3)
Cash flows from operating activities
Income from continuing operations	$19,727	$9,872
Adjustments for:
Amortization and depreciation	949	617
Minority interests	870	2,125
Loss (gain) on short-term securities	1,556	(685)
Stock-based compensation	843	788
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(3,975)	2,610
Restricted cash	(857)	762
Receivables	13,788	(3,815)
Inventories	(17,239)	(19,621)
Accounts payable and accrued expenses	30,901	14,334
Provision for warranty costs	4,339	(208)
Future income taxes	(10,631)	555
Contract deposits, prepaid and other	(4,587)	441
Other	1,607	(297)

Cash flows provided by operating activities	37,291	7,478
Cash flows from investing activities
Purchases of property, plant and equipment, net	360	(533)
Increase in loans receivable	—	(1,286)
Purchase of minority interest in a non-wholly-owned subsidiary	(76)	—
Other	(13)	30

Cash flows (used in) provided by investing activities	271	(1,789)
Cash flows from financing activities
Borrowings	36	33
Debt repayments	(4,716)	(262)
Issuance of shares	3,192	—
Distribution of SWA Reit Ltd.	(5,399)	—

Cash flows used in financing activities	(6,887)	(229)
Cash flows provided by (used in) operating activities of discontinued operations	(2,304)	524
Cash flows provided by investing activities of discontinued operations	41	18
Cash flows provided by financing activities of discontinued operations	163	876
Exchange rate effect on cash and cash equivalents	14,125	(2,084)

Increase in cash and cash equivalents	42,700	4,794
Cash and cash equivalents, beginning of period	228,183	211,558

Cash and cash equivalents, end of period	$270,883	$216,352

Cash and cash equivalents at end of period consisted of:
Continuing operations	$270,883	$147,860
Discontinued operations	—	68,492

	$270,883	$216,352

Cash and cash equivalents	$258,774	$175,747
Money market funds and government treasury bills	12,109	40,605

	$270,883	$216,352

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)
Note 1. Basis of Presentation
The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
At a special meeting held on August 6, 2007, the shareholders resolved to approve the two-for-one forward split of the Company’s common shares and the forward share split became effective on September 10, 2007. All references to numbers of shares and per share amounts have been restated to reflect the forward share split.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2. Nature of Business
The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.
In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, the KHD Humboldt Wedag GmbH group of companies, together with the Company’s wholly-owned subsidiary, KHD Humboldt Wedag International Holding GmbH and its subsidiaries, are engaged in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag GmbH and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively referred to as “KHD” in these financial statements.
Until January 31, 2006, the Company also operated in the financial service industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.
In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Corporate Services AG (formerly Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in a resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to the shareholders of the Company on pro rata basis.

In November 2006, the Company sold all of its equity interest in MFC Bank to Mass Financial.
In August 2007, the Company transferred certain real estate interests and other assets to SWA Reit and Investments Ltd. (“SWA Reit”) and set September 25, 2007 as the record date for the pro-rata distribution to its shareholders of Austrian depositary certificates representing the common shares of SWA Reit (see note 7).
For reporting purposes, the results of operations of Mass Financial, MFC Bank and SWA Reit have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.
As at September 30, 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial and did not hold any common shares or Class A common shares of Mass Financial. Mass Financial owned a minority position in the common shares of the Company. Effective January 31, 2006 and as of September 30, 2007, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of the opinion that Mass Financial does not control the Company.
As at September 30, 2007, the Company had a financial asset of $128,341 (Cdn$127,866) in the Class B preferred shares of Mass Financial and a financial liability of $37,137 (Cdn$37,000) owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of $91,204 (Cdn$90,866) was reported in the consolidated balance sheet. The translation adjustment gain arising from the Company’s net financial assets in Mass Financial is included in the cumulative translation adjustment under the shareholders’ equity section.
Note 3. Restatement
Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.
A summary of the impact of the change on information previously reported by our company is set out below:

	Nine Months ended	Three Months ended	Three Months ended	Three Months ended
Previously Reported	September 30, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

	Nine Months ended	Three Months ended	Three Months ended	Three Months ended
Adjustment	September 30, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$(1,932)	$1.608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

	Nine Months ended	Three Months ended	Three Months ended	Three Months ended
Restated	September 30, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	(United States dollars in thousands, except per share amounts)
Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57
Note 4. Change of Reporting Currency
Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars (“Cdn$”) to United States dollars.
In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity.
In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.
The Company believes that financial statements presented in United States dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.
Note 5. Adoption of New Accounting Standards
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income.
Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. All financial assets are classified in one of four categories: held for trading, held to maturity, loans and receivables, and available for sale. Non-derivative financial liabilities are classified as other liabilities though the Company may elect to classify them as held for trading. All derivatives are classified as held for trading unless in a designated hedging relationship when certain conditions are met. When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are measured at cost. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).
Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.
Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
Pursuant to Section 3855, the Company changed to the effective interest method of amortizing transaction costs and recording interest income and expense. Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.
Section 3865 establishes when and how hedge accounting may be applied. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are designated as either a cash flow hedge or a fair value hedge. The unrealized gains and losses relating to a cash flow hedge are included in other comprehensive income. The unrealized gains and losses relating to a fair value hedge are included in earnings. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in earnings. The Company has determined that the derivative instruments currently in place do not meet the requirements of Section 3865 to qualify them as hedges.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the company, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of a company’s future cash flows relating to financial instruments. Section 3861 also deals with disclosure of information about the nature and extent of a company’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.
The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2007.
Note 6. Earnings Per Share
Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.
In 2006 and 2007, the Company reported discontinued operations and, accordingly, the Company has reclassified all years (periods) presented to give effect to the comparative presentation of those discontinued operations in prior years (periods). The Company uses income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year (period) presented. Because the Company is reclassifying prior years’ (periods’) financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.
At a special meeting held on August 6, 2007, the shareholders resolved to approve the two-for-one forward split of the Company’s common shares and the forward share split became effective on September 10, 2007. Earnings per share amounts have been restated to reflect the forward share split.
Note 7. Privatization of a Non-wholly Owned Subsidiary
In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 645,188 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KHDID.
Note 8. Disposition of Real Estate Interests and Other Assets
The Company entered into an Arrangement Agreement in March 2007, as amended on June 29, 2007, with SWA Reit, a corporation governed by the laws of Barbados. The Agreement provided for the Company to complete an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company would transfer certain non-core real estate interests and other assets indirectly held by it to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit (or common shares of SWA Reit) held by it, pro rata, to the Company’s shareholders by way of a reduction of the paid up capital with respect to the Company’s common shares. The Arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The assets transferred to SWA Reit are not complimentary to the Company’s industrial plant engineering and equipment supply business and the distribution of Austrian depositary certificates (or common shares of SWA Reit) does not significantly change the economic interests of the Company’s shareholders in the assets of the Company.
On the distribution date, the fair value of the net assets of SWA Reit amounted to Cdn$56,200. For the financial statement presentation, it was accounted for by way of a reduction of retained earnings as a stock dividend.
Note 9. Stock-based Payments
On April 11, 2007, the Company granted to a corporation stock options to purchase up to 500,000 common shares in the Company at $21.09 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $21.09 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $5.225 per share. Under a management services agreement, the corporation provides strategic development services, management and technical and support services to the Company. The Company’s Chief Executive Officer owns a beneficial position in the corporation.
On May 17, 2007, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 316,666 common shares in the Company at $26.85 per share, on or before May 17, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $26.85 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 28.95%, risk-free interest rates of 4.23% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $6.67 per share.
On June 28, 2007, the Company granted to two employees stock options to purchase up to 66,664 common shares in the Company at $29.25 per share, on or before June 28, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $29.25 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 31.94%, risk-free interest rates of 4.64% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $7.945 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate of 66,664 stock options to these two employees in 2008. The terms of these future stock options are not known at this date, except for the vesting periods.
Following is a summary of the movement of the stock options granted:

Outstanding at December 31, 2006	1,173,336
Granted	883,330
Forfeited	(22,224)
Exercised	(410,164)

Outstanding at September 30, 2007	1,624,278

Note 10. Transactions with Mass Financial
In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of Cdn$77,902 and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007)), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum, and 1,580,000 shares of common stock in the Company valued at initial share value of $27,555(Cdn$31,110). The initial valuation of 1,580,000 shares of common stock in the Company was subject to an adjustment which is equal to the positive balance, if any, between the initial share value and the market price on the Payment Date.
The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was debited to the treasury stock account and credited to the receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Bank to the Company for Cdn$8,010 on the Payment Date.
Note 11. Segment Information
Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.
Prior to April 2004, the Company operated in the financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments were managed separately because each business required different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment included Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information. The distribution of real estate interests and other assets in September 2007 also resulted in discontinued operations and reclassification. The results of operations for corporate and other sector primarily represent the corporate income (including income from a resource property) less expenses (including expenses incurred for corporate by subsidiaries). There were no intersegment revenues in the nine months ended September 30, 2007 and 2006, respectively.
Summarized financial information concerning the segments is shown in the following tables:

	Nine Months Ended September 30, 2007
	Restated
	Industrial plant
	engineering and	Corporate
(Unaudited)	equipment supply	and other	Total

Revenues from external customers	$416,893	$—	$416,893
Interest expense
External	1,521	550	2,071
Internal	161	113	274
Income from continuing operations before income taxes and minority interests	44,033	1,658	45,691

	Nine Months Ended September 30, 2006
	Industrial plant
	engineering and	Corporate
(Unaudited)	equipment supply	and other	Total

Revenues from external customers	$239,581	$—	$239,581
Interest expense
External	1,465	137	1,602
Internal	303	207	510
Income (loss) from continuing operations before income taxes and minority interests	26,744	(1,159)	25,585

	Three Months Ended September 30, 2007
	Restated
	Industrial plant
	engineering and	Corporate
(Unaudited)	equipment supply	and other	Total

Revenues from external customers	$150,441	$—	$150,441
Interest expense
External	451	61	512
Internal	55	4	59
Income from continuing operations before income taxes and minority interests	13,477	2,650	16,127

	Three Months Ended September 30, 2006
	Industrial plant
	engineering and	Corporate
(Unaudited)	equipment supply	and other	Total

Revenues from external customers	$96,770	$—	$96,770
Interest expense
External	342	42	384
Internal	117	75	192
Income (loss) from continuing operations before income taxes and minority interests	12,328	(271)	12,057
The total assets were $716,930 and $641,920 at September 30, 2007 and December 31, 2006, respectively. There was no material change of total assets since December 31, 2006.
The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Nine Months Ended September 30,
(Unaudited)	2007	2006
	Restated
Cement	$375,464	$197,049
Coal and minerals	41,429	42,532

	$416,893	$239,581

	Three Months Ended September 30,
(Unaudited)	2007	2006
	Restated
Cement	$134,268	$83,122
Coal and minerals	16,173	13,648

	$150,441	$96,770

Note 12. Related Party Transactions
In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the nine months ended September 30, 2007.
Nine months ended September 30, 2007:
The Company recognized interest expense to affiliates of $552 net. In addition, the Company earned net interest income of $2,740 on its investment in the preferred shares of Mass Financial. The Company paid expenses of $2,447 to affiliates. The Company also paid royalty expenses of $731 to an affiliate. The Company recognized an equity loss of $85 from an equity method investee. The Company wrote off a receivable of $199 due from an affiliate.
The Company acquired an available-for-sale security of $42 from and sold an available-for-sale security of $63 and a trading security of $8,877 to an affiliate at their fair values. No gain or loss was recognized on the sales.
The Company acquired a minority interest position in a subsidiary from a limited partnership (which is a related party) for $1,561. The purchase had not been paid as of September 30, 2007. The Company also settled two receivables due from affiliates by receiving 371,921 common shares of the Company with an aggregate value of $11,173.
As at September 30, 2007:
The Company had $4,562 due from affiliates and $3,450 due to affiliates. In addition, the Company had a long-term investment of $8,042 in affiliates.
There were no related party transactions under the discontinued operations for the nine months ended September 30, 2007.
Note 13. Subsequent Events
In October 2007, the Company’s 9.9% common shares in MFC Bank were sold to an affiliate at its carrying value in exchange of common shares of the Company. No gain or loss was recognised.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
We are pleased to report that our third-quarter results continue to reflect strong growth in our business, with substantial increases in revenues and earnings, and backlog at record levels. Revenues for the first nine months of the current year increased by 74%, with earnings from continuing operations for the first nine months increasing by 100% over the prior year. Third-quarter revenues and earnings from continuing operations increased by 55% and 100%, respectively, over the third quarter of 2006.
     Over the past seven quarters KHD has been transitioning from a financial services company to an industrial plant engineering and equipment supply company. Early in the transition process KHD had revenues and earnings generated from its merchant banking businesses as well as its industrial plant equipment business. To enable our shareholders to more clearly understand our core business going forward, KHD focused on reporting earnings before taxes (EBT) from the industrial plant engineering and equipment supply business. As the transition nears completion, revenues and earnings are now generated from our continuing core business. We now focus on earnings per share (EPS) from continuing operations. We believe EPS from continuing operations is a measure of the company’s overall performance; in KHD’s case that would include our industrial plant engineering and equipment supply business, our iron ore royalty, and the effectiveness of our fiscal responsibility with taxation. Regarding the latter, at KHD we consider taxation as a serious expense warranting proper and effective planning in consideration of the company’s fiscal responsibilities to its shareholders and host governments. On that basis our EPS from continuing operations for the nine months ended September 30 increased by 98%, and for the three months ended September 30 increased by 100% over the same period of the prior year.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Our performance is consistent with the guidance we issued for earnings at the outset of this year. We are now issuing guidance on EPS from continuing operations for the full year 2007, which we anticipate to be in the range of $1.70 to $1.75.
     During the third week of October we had an opportunity to meet with several of our shareholders, analysts and members of the investment community representing our shareholders. During these meetings, which were held in New York, Boston, Chicago and San Francisco, several interesting trends emerged from the sessions. After presenting our third-quarter results, I would like to take the opportunity in this shareholder letter to discuss a primary theme of the questions raised during these investor meetings: sustainability. I will also report on the progress of our strategic technology alliance initiative, which we implemented as an alternative to acquisitions during this period of remarkably high valuations.
     As a reminder, effective 2007 we have changed the reporting currency of our financial statements from Canadian dollars to US dollars. EPS amounts are on a fully diluted basis. In September we announced the distribution of Austrian Depository Certificates (“ADCs”) representing common shares of SWA Reit and Investments Ltd. The record date for the distribution of ADCs was set as September 25, 2007. The common shares of KHD began trading on the NYSE on a post-distribution basis on September 21, 2007. We are reporting our financial statements exclusive of real estate interests and financial services businesses, which are accounted for as discontinued operations. We will focus on the results from continuing operations, which are in our industrial plant engineering and equipment supply business.
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THIRD-QUARTER PERFORMANCE
For the nine months ended September 30, 2007, KHD reported revenues from continuing operations of $416.9 million and income from continuing operations of $38.1 million, or $1.25 per share. The 2007 revenues are an increase of 74% over the first nine months of 2006, and the income from continuing operations is an increase of 100% over the first nine months of 2006.
     For the three months ended September 30, 2007, KHD reported revenues from continuing operations of $150.4 million and income from continuing operations of $19.7 million, or $0.64 per share. The 2007 third-quarter revenues and income from continuing operations are an increase of 55% and 100% over the third quarter of 2006.
     The number of shares issued and outstanding as at September 30, 2007 was 30,181,391. The weighted average number of shares on a diluted basis for the nine months ended September 30, 2007 was 30,511,709.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. KHD books orders on the basis of firm contracts and receipt of the down payments. For comparative purposes, all the following analyses of amounts for order intake, backlog and revenue were translated directly from euros to US dollars at 1.4219, the exchange rate as of September 30, 2007.
     Order intake for the quarter ended September 30, 2007 was $240 million, an increase of 123% over the third quarter of 2006; 40% of the third-quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe; 57% came from the Middle East region.
     Order intake for the nine months ending September 30, 2007 was $569 million, approximately equal to the same period of 2006; 51% of the 2007 order intake came from the emerging regions of Asia, Russia and Eastern Europe.
     Order backlog as of September 30, 2007 was a record $764 million, and as of the date of this filing the backlog is approaching $925 million. At the close of this year’s third quarter, 86% of our backlog is distributed among the world’s emerging economic regions with 28% in Asia, 27% in Russia and Eastern Europe and 31% in the Middle East and North Africa. These proportions indicate the strong results of our strategic

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SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30,2007

PROJECT	PROJECT LOCATION	SUBJECT
Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J.P. Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8 x Jones DP
Beeshoek ñ BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Europe	Kiln line 3,500 t/d clinker production
¨Unye	Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Europe	Kiln line with mill clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Grasim New Plant /Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Khoy Cement	Middle East	Clinker production line
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Maras	Europe	Kiln line 3800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Mordow 3	Russia	Engineering and parts
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
Hanson Permanente	N/S America	2 Mill shells
Lafarge Mejia	Asia	Grinding plant
Asec	Middle East	Ball mill with slide shoe bearing
Carbossulcis	Europe	Pneuflot
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d
Maas Jordan	Middle East	Tyre section, clinker cooler plant
Souk El Khamis	Middle East	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Middle East	Rehabilitation of kiln section
Sichuan Yadong ll	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur l & lll	Asia	Roller press 13 + roller press 16
Aligarh	Asia	Grinding line, Roller press and VSK separator
Raysut lV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Deccan Cement	Asia	Pyro process and grinding
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SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30,2007

PROJECT	PROJECT LOCATION	SUBJECT
Ultratech (Awarpur)	Asia	Coal washery with batac jig & cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press
Broceni Kiln 5	Europe	Engineering, preheater
Lukavac	Europe	Clinker production line 2,000 t/d
Denizli	Europe	Mill upgrade with roller press
Eagle Mountain	N/S America	New line expansion
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement-Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d preheater tertiary airduct system
Bhusan Power & Steel	Asia	Coal washery plant
S.V. Power Coal Washery	Asia	Coal washery plant
Adanac	N/S America	2 Roller press
Ashaka Lignite	Asia	Grinding line
ACC Al Katrana	Middle East	Cement production line 5,000 t/d
Hasanoglan	Middle East	Clinker production line 2,500 t/d
Himachal ll	Asia	Kiln line 6,000 t/d
Sengilej	Russia	Cement production line 3,000 t/d
Jaypee Cement	Asia	Grinding line
Shree Cement	Asia	Grinding line
Jindal Stainless Ltd	Asia	Coal washery plant
RP Vasilkovka	Europe	2 Roller press
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initiatives for capitalizing on market trends and enhancing shareholder value. Furthermore, for four of the projects in the backlog, where the customers will be placing their orders for KHD equipment upon successful conclusion of their permitting efforts, only the engineering portion of the project has been included. In these cases the engineering order is generally less than 6% of the total order value. Within the past ten days KHD signed contracts with customers in Egypt and India with a total value in excess of $175 million. These orders entail supply of KHD proprietary pyro-processing equipment and a major grinding complex. Formal, more detailed announcements of these projects will be forthcoming in accordance with our disclosure policy.
     At the end of the first nine months of 2007, we had $285 million in cash and short-term securities, $558 million in current assets, and shareholders’ equity of $294 million. The current working capital ratio was 1.604. The long-term debt to equity ratio was 0.039.
     The following summarizes growth in our industrial plant engineering and equipment supply business by segments for the quarter and nine-month periods ended September 30, 2007, compared to the corresponding periods ended September 30, 2006.
CEMENT
The cement unit’s third-quarter revenues were $139 million, an increase of 49% over 2006. The cement unit’s revenues for the first nine months of the year were $397 million, an increase of 76% over 2006.
CEMENT ORDER INTAKE
Cement order intake for the third quarter of 2007 was $204 million, an increase of 117% over 2006. A total of 70% of orders originated from the emerging markets of Asia, Russia and Eastern Europe.
     Cement order intake for the first nine months of 2007 was $468 million, slightly less than in 2006. In 2006 over 50% of the order intake was recorded in the second quarter, and this skewed the year-to-year comparison. Over 60% of orders originated from the emerging markets of Asia, Russia and Eastern Europe.
CEMENT BACKLOG
The cement order backlog was $665 million at September 30, 2007, an increase of 6% over the same period in 2006. The backlog of cement projects in Russia and Eastern Europe at the close of the third quarter of 2007 more than doubled from the corresponding period in 2006.
COAL AND MINERALS
Coal and minerals business revenues were $17 million in the third quarter of 2007, an increase of 10% over the third quarter of 2006. Coal and minerals business revenues were $44 million for the first nine months of 2007, a decrease of 10% from the first nine months of 2006.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s third-quarter 2007 order intake for the Coal and Minerals Business Unit was $37 million, an increase of 168% over the corresponding period in 2006.
     For the year to date, order intake for the Coal and Minerals Business Unit was $101 million, an increase of 142% over the corresponding period in 2006.
COAL AND MINERALS BACKLOG
With the strong order intake in 2007, KHD’s backlog for the Coal and Minerals Business Unit at the close of the third quarter of 2007 was $100 million, an increase of 88% over the corresponding period in 2006. The size and diversity of the projects in our backlog and on the horizon are very encouraging for the future of this business unit.

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PROGRESS ON THE 2007 PLAN
Sustaining the Growth Trend
One of the main points raised in our investor meetings last month was where our business is coming from and how long do we anticipate it to continue at these record levels. Before addressing the sustainability aspect, it is prudent to review where our business has been originating and where our backlog indicates it will be coming from in the near future.
     Revenues and earnings from continuing operations for the nine months ended September 30, 2007 increased by 74% and 100%, respectively, over the same period of 2006. For the quarter ended September 30, 2007, our revenues and earnings from continuing operations were up 55% and 100%, respectively, over the same period of 2006. Our backlog remains at record levels. These are strong indicators of sustainable growth. Of equal importance is the location and size of the projects, as this indicates the results of our strategic initiatives for capitalizing on market trends and enhancing shareholder value. As noted in our reporting of prior quarter 2007 results, this year we have begun reporting order intake and backlog by geographic location of the project as a means of indicating our strengths and weaknesses by trends in the world’s emerging markets.
     At the close of this year’s third quarter, our backlog of $764 million was distributed among the world’s economic regions as follows:
As you can see, 86% of our existing workload is in the emerging growth markets of Asia, Russia and Eastern Europe and the Middle East.
Through the third quarter of 2007, our order intake of $569 million originated in the following regions:
The emerging growth markets of Asia, Russia and Eastern Europe and the Middle East are the source of over 80% of our new orders. Many of the investor meetings’ questions focused on this very issue. The question to the company is: how sustainable is this business?
     A comprehensive answer to the sustainability question requires an understanding of what drives the cement market, who the customers are and why they buy KHD.
There are three main market drivers:
Consumption — worldwide cement consumption is forecast to grow by 3% per annum from 2.3 billion tonnes per year in 2005 to 3.6 billion tonnes per year in 2020. The key areas for growth are in Asia, Russia and Eastern Europe.
Replacement of technology — energy-inefficient older plants produce cement at costs far exceeding those of competitors with modern plants. Similarly, older-technology plants have very high emissions, which are not compliant with current regulations. A significant portion of existing production capacity in the Asian and Russian regions is reliant on these older technologies, which must be replaced for competitive and regulatory reasons.

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Substitution of imports — North America has historically imported about 20% of its cement demand. In recent years this had increased to almost 30%. Due to the high price of imports, North American producers have elected to add capacity. Russia, China, India and our Middle Eastern customers have made the strategic decision to add capacity to the extent that they can become net exporters.
     Comparing these market drivers to KHD’s order intake and backlog trends for 2007 shows:
Russia and Eastern Europe — 23% of the 2007 order intake and 27% of the 2007 backlog - driven by regional economic growth, infrastructure demand and replacement of technology. Local cement prices have increased by 25%-30% in 2006 and an additional 48% through the first half of 2007.
Asia — 28% of the 2007 order intake and 28% of the 2007 backlog - driven by regional economic growth, infrastructure demand and replacement of technology.
The Middle East - 36% of the 2007 order intake and 31% of the 2007 backlog - driven by infrastructure projects and export opportunities.
     The market drivers and the market size are indicators of the sustainability of the current trend. Another key marker is the customer. The leading cement producers of the world ranked by capacity are tabulated below:
     As you can see, these eight producers account for one-third of the world’s production capacity and are solid KHD customers. It is also noteworthy that most of these customers are publicly traded companies with analyst coverage, and consequently they may be researched to determine what independent analysts project regarding the sustainability of their business cycle. At KHD, we consider this public information in conjunction with what we are hearing from our customers and seeing in their pipelines to form our assessment of the sustainability of the market. Our view, given the large number of Requests for Quotation (RFQs) we have been receiving, is that market conditions continue to improve and will continue on this trend for the medium term.
     As discussed in our previous letters to shareholders, KHD has taken several steps to position the firm for exploiting expanding market conditions in growth regions. In China we have entered into a strategic alliance with CITIC HMC to participate in the huge domestic Chinese market and secure access to our partner’s low-cost product supply and manufacturing platforms for international work. Since formalizing this relationship earlier this year, we have placed significant equipment manufacturing orders with CITIC, are working on several bids, and have successfully joint-ventured on international projects in India.
     In India, we have begun exporting cement industry services to international markets, primarily in the Middle

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East and Africa, established a global engineering centre, and opened a new fabrication and assembly facility. In October we established a company in the UAE to provide these services for our international Indian customers.
     In Russia, during the past year we established an operating company, acquired a design institute that provides us with the required design licenses, and successfully recruited a General Director. In the third quarter we placed our first orders for manufacturing and assembly. We are currently bidding on 10 significant Russian projects with a combined capacity of 12 million tonnes.
     There are many other, less visible markers of sustained growth. In particular, our activities in Russia, Eastern Europe and the Commonwealth of Independent States (CIS) are most encouraging. The level of inquiries for KHD proprietary equipment is strong, particularly due to our advancements in energy and environmentally efficient designs. It is particularly encouraging to find our emerging-market customers being driven by “green” aspects of our technology and products. Our Research and Development activities have enabled KHD to become an industry leader in pyro-processes that can accommodate a broad range of alternative fuels, thereby decreasing energy costs and environmental emissions. The activity level of our Russian operating companies, including our design institute, continues to expand with the placement of several significant manufacturing orders with Russian fabricators.
     The cement customer trend of requiring KHD to include more third-party components in our scope of supply continues. To better position KHD for the future, we are enhancing our capacities to manage this increased scope by actively recruiting professionals with the broad project management skills required to manage the anticipated increase in subcontractors and outside component manufacturers effectively. Our approach is to develop this as a new business area for KHD, recognizing the need for added skills associated with this expanded scope. The opportunity for revenue enhancement is significant, although those revenues will not bring higher margins as a percent of revenue. Nevertheless, not having this capability would limit our opportunities. KHD must position itself to address the demands of the market while minimizing changes to our risk profile.

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NEW OPPORTUNITIES — OUR FUTURE
Previous shareholder letters have discussed our focus on “technology partnerships,” through which we believe we will be able to accomplish our diversification objectives while avoiding the high costs of acquisitions, and that this strategy has begun to yield real results. We are excited about the progress we’ve made identifying potential partners, formalizing the relationship and quickly realizing mutual benefits. It would be helpful for shareholders’ understanding of this effort to provide some details on a couple of our partnerships, which we have implemented through the legal form of license agreements.
     Our letters have mentioned a partnership with a wet filtration company that has resulted in a number of successful joint efforts in wastewater treatment, a market where our offerings in the alumina industry had been limited to cyclones. In early 2007 we entered into a license agreement with Gaudfrin of France that allows KHD to offer large-diameter disc filters to our customers in the wastewater field. In 2007 we have already sold four units in India. We are currently negotiating with Gaudfrin for technical collaboration to offer their complete line of products, and to expand the license territories. KHD India has opened an operation in Mumbai to spearhead this effort.
     Late in the third quarter, KHD signed a license agreement with Westech Engineering of the United States. Under this agreement KHD will be able to offer a comprehensive range of liquid/solid separation equipment and systems for mineral, chemical and environmental applications. KHD has exclusive licensing rights for the Westech line in India and Europe and non-exclusive rights in Russia, the Commonwealth of Independent States (CIS) and the Middle East. Through this arrangement KHD will be able to offer more complete process solutions to customers in our traditional minerals market as well as to customers in new chemical and environmental markets. KHD staff members from India and Cologne are currently undergoing a training program at the Westech headquarters in Salt Lake City. Our Indian effort will be based in Chennai, India; the European effort will be based in Cologne, Germany and efforts in the Russian market will initially receive support from the staff in Cologne.
     Our transition from a merchant bank to an industrial plant engineering and equipment supply company is nearly complete. We have limited interest from several analysts and our goal is for KHD to be viewed as a pure play industrial plant engineering and equipment supply company. We will continue to work to achieve recognition of this change from the investment community.
     Your comments, ideas and criticisms are very much appreciated, especially in our ongoing effort to improve our overall transparency.
Respectfully submitted,
Jim Busche
President and Chief Executive Officer

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Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(November 14, 2007)
(Restated)

The following discussion and analysis of our financial condition and results of operations for the three and nine-month periods ended September 30, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our annual report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our annual report on Form 20-F.

This restated discussion has been amended to reflect the restatements as described in “Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007” below and in “Restatement” in Note 3 of the restated consolidated financial statements as at and for the period ended September 30, 2007. Apart from the revisions resulting from the restatement, this discussion does not reflect events subsequent to November 14, 2007.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of September 30, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended September 30, 2007, we primarily operated one business segment which consisted of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial. In August 2007, we transferred certain real estate interests and other assets indirectly held by our company to SWA Reit and Investments Ltd. and set September 25, 2007 as the record date for the pro-rata distribution to our shareholders of Austrian depositary certificates representing the common shares of SWA Reit.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees worldwide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007

Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.

A summary of the impact of the change on information previously reported by our company is set out below:

Previously Reported

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

Adjustment

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$(1,932)	$1,608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

Restated

	Nine Months	Three Months	Three Months	Three Months
	ended	ended	ended	ended
	September 30,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)
Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial, MFC Merchant Bank and SWA Reit have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Results of Operations

Summary of Nine-Month Results

The following table provides selected financial information for nine-month periods ended September 30, 2007 and 2006.

	September 30,	September 30,
	2007	2006(1)
(Unaudited)	(Restated)
	(United States dollars in thousands, except per share amounts)

Revenues	$416,893	$239,581
Gross profit	60,084	37,994
Income from continuing operations	38,126	19,083
Income from continuing operations, per share
Basic	1.27	0.63
Diluted	1.25	0.63
Net income(2)	30,531	20,270
Net income per share(2)
Basic	1.02	0.67
Diluted	1.00	0.67

(1)	The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

(2)	Including both continuing and discontinued operations.

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	September 30,	June 30,	March 31,	December 31,
	2007	2007(1)	2007(1)	2006(1)
(Unaudited)	(Restated)	(Restated)	(Restated)
	(United States dollars in thousands, except per share amounts)

Revenues	$150,441	$159,544	$106,908	$164,743
Gross profit	20,551	19,405	20,128	27,835
Income from continuing operations	19,727	10,284	8,115	15,618
Income from continuing operations, per share
Basic	0.65	0.35	0.28	0.52
Diluted	0.64	0.34	0.27	0.51
Net income(2)	11,782	10,269	8,480	11,009
Net income per share(2)
Basic	0.39	0.35	0.29	0.37
Diluted	0.38	0.39	0.28	0.36

	September 30,	June 30,	March 31,	December 31,
	2006(1)	2006(1)	2006(1)	2005(1)
(Unaudited)	(United States dollars in thousands, except per share amounts)

Revenues	$96,770	$80,868	$61,943	$104,991
Gross profit	15,444	12,944	9,606	15,852
Income from continuing operations	9,872	7,596	1,615	11,216
Income from continuing operations, per share
Basic	0.32	0.25	0.06	0.41
Diluted	0.32	0.25	0.06	0.41
Net income(2)	10,223	7,222	2,825	4,962
Net income per share(2)
Basic	0.33	0.24	0.10	0.18
Diluted	0.33	0.24	0.10	0.18

(1)	The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

(2)	Including both continuing and discontinued operations.

Nine-Month Period Ended September 30, 2007 Compared to Nine-Month Period Ended September 30, 2006

The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the nine-month period ended September 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. The depreciation of the U.S. dollar had an impact on our revenues and expenses. As at September 30, 2007, the United States dollar decreased by approximately 7.2% against the Euro since December 31, 2006.

In the nine-month period ended September 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 74.0% to $416.9 million from $239.6 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at September 30, 2007 was $764.0 million.

In the nine-month period ended September 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $356.8 million from $201.6 million in 2006. The increases in expenses reflect the increase in our revenues. Our gross profit margin was 14.4% and 15.9% for the nine-month periods ended September 30, 2007 and 2006, respectively, which decrease was associated with the timing and mix of active and completed contracts, i.e. greenfields, upgrades, modifications and after sales.

We also earned income of $13.0 million from our indirect interest in an iron ore mine in the nine-month period ended September 30, 2007, as compared to $3.2 million for the same period in 2006. The income increased primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $31.3 million for the nine-month period ended September 30, 2007 from $19.6 million for the same period in 2006, an increase of 59.8%. The increase is primarily linked to an increase in our business activities. In the nine-month period ended September 30, 2007, stock based compensation expense increased to $3.3 million from $1.2 million for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the nine-month period ended September 30, 2007, net interest income increased to $6.0 million (interest income of $8.1 million less interest expense of $2.1 million) as compared to $1.6 million (interest income of $3.2 million less interest expense of $1.6 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income was $1.2 million for the nine-month period ended September 30, 2007 compared to $3.5 million for the same period in 2006. Other income for the nine-month period ended September 30, 2007 included a net gain of $0.2 million on short-term securities, compared to $0.4 million for the same period in 2006. Other income also included currency transaction losses of $1.0 million and $3,000 for the nine-month periods ended September 30, 2007 and 2006, respectively.

Minority interests decreased for the nine-month period ended September 30, 2007 to $1.9 million from $4.5 million for the same period in 2006.

In the nine-month period ended September 30, 2007, our income from continuing operations was $38.1 million, or $1.27 per share on a basic basis and $1.25 per share on a diluted basis and our loss from discontinued operations was $7.6 million, or $0.25 per share on a basic and diluted basis. In the nine-month period ended

September 30, 2006, our income from continuing operations was $19.1 million, or $0.63 per share on a basic and diluted basis and from discontinued operations was $1.2 million, or $0.04 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the nine-month period ended September 30, 2006. The discontinued operations in 2007 included SWA Reit only and the loss therefrom included the reduction of future tax assets of $6.2 million and a currency translation loss of $2.5 million.

Three-Month Period Ended September 30, 2007 Compared to Three-Month Period Ended September 30, 2006

The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended September 30, 2007, the United States dollar decreased by approximately 7.4% in value against the Euro, compared to the same period in 2006. The depreciation of the U.S. dollar had an impact on our revenues and expenses. As at September 30, 2007, the United States dollar decreased by approximately 7.2% against the Euro since December 31, 2006.

In the three-month period ended September 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 55.4% to $150.4 million from $96.8 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at September 30, 2007 was $764.0 million.

In the three-month period ended September 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $129.9 million from $81.3 million in 2006. The increases in expenses reflect the increase in our revenues. Our gross profit margin decreased to 13.7% in the three-month period ended September 30, 2007 from 16.0% for the same period in 2006.

We also earned income of $5.8 million from our indirect interest in an iron ore mine in the three-month period ended September 30, 2007, as compared to $1.1 million for the same period in 2006. The income increased primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $11.0 million for the three-month period ended September 30, 2007 from $5.6 million for the same period in 2006, an increase of 97.2%. The increase is primarily linked to an increase in our business activities. In the three-month period ended September 30, 2007, stock based compensation expense increased to $843,000 from $788,000 for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the three-month period ended September 30, 2007, net interest income increased to $2.2 million (interest income of $2.7 million less interest expense of $0.5 million) as compared to $0.9 million (interest income of $1.3 million less interest expense of $0.4 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income (expense) was an expense of $0.6 million for the three-month period ended September 30, 2007 compared to an income of $1.0 million for the same period in 2006. Other income (expense) for the three-month period ended September 30, 2007 included a net loss of $1.6 million on short-term securities, compared to a net gain of $0.7 million for the same period in 2006. Other income (expense) also included currency transaction gains of $0.6 million and $31,000 for the three-month periods ended September 30, 2007 and 2006, respectively.

Minority interests decreased for the three-month period ended September 30, 2007 to $0.9 million from $2.1 million for the same period in 2006.

In the three-month period ended September 30, 2007, our income from continuing operations was $19.7 million, or $0.65 per share on a basic basis and $0.64 per share on a diluted basis and our loss from discontinued operations was $7.9 million, or $0.26 per share on a basic and diluted basis. In the three-month period ended September 30, 2006, our income from continuing operations was $9.9 million, or $0.32 per share on a basic and diluted basis and from discontinued operations was $0.4 million, or $0.01 per share on a basic and diluted basis. The discontinued operations in 2007 included SWA Reit only and the loss therefrom included the reduction of future tax assets of $6.2 million and a currency translation loss of $2.5 million.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

	September 30,	December 31,
	2007	2006
	(Restated) (Unaudited)

Cash and cash equivalents	$270,883	$204,530
Securities	14,335	4,111
Total assets	716,930	641,920
Long-term debt, less current portion	11,557	10,725
Shareholders’ equity	293,343	273,288

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at September 30, 2007, our total assets increased to $716.9 million from $641.9 million as at December 31, 2006, primarily as a result of strong business performance and a stronger Canadian dollar against the U.S. dollar. At September 30, 2007, our cash and cash equivalents were $270.9 million, compared to $204.5 million at December 31, 2006. As at September 30, 2007, we had short-term securities of $14.3 million, compared to $4.1 million as at December 31, 2006, primarily as a result of available surplus cash for investments. As at September 30, 2007, our cash and cash equivalents included highly liquid money market funds aggregating $12.1 million. As at September 30, 2007, our long-term debt, less current portion, was $11.6 million, compared to $10.7 million as at December 31, 2006.

We have credit facilities of up to $333.7 million with banks which issue bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of September 30, 2007, $149.3 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no bonding claims outstanding against the credit facilities. As at September 30, 2007, cash of $20.8 million had been collateralized against these credit facilities. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 was primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to

$31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply.

During the nine-month period ended September 30, 2007, operating activities provided cash of $53.6 million, compared to $30.7 million in the comparative period in 2006. The net income and the increase in accounts payable and accrued expenses were the prime contributors to the cash provided by the operating activities in the current period.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005.

During the nine-month period ended September 30, 2007, investing activities used cash of $2.8 million, compared to $3.1 million in the comparative period in 2006. We did not have significant investing activities in either period.

Financing Activities

Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005.

During the nine-month period ended September 30, 2007, financing activities used cash of $4.7 million, compared to providing cash of $10.9 million in the comparative period in 2006. We received $5.4 million as a result of the exercise of stock options in the current period. We also used $5.4 million in connection with the distribution of SWA Reit.

We had no material commitments to acquire assets or operating businesses at December 31, 2006 or September 30, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

During the nine-month period ended September 30, 2007, our discontinued operations used cash of $0.6 million, compared to $26.4 million in the comparative period in 2006. The discontinued operations in 2007 included SWA Reit only.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.

Based upon the period average exchange rates for the nine-month period ended September 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. As at September 30, 2007, the United States dollar decreased by approximately 7.2% against the Euro and 14.5% against the Canadian dollar since December 31, 2006.

In the nine months ended September 30, 2007, we reported approximately a net $39.6 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at September 30, 2007 was $89.8 million, compared to $50.2 million at December 31, 2006. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $51.8 million as of September 30, 2007 and the unrealized gains of $0.3 million on the foreign currency derivates were included in our other income during the nine months ended September 30, 2007. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. We rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement in the period in which the loss is identified.

Provisions for Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods which are held for sale in our normal operating cycle. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions.

The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123(R) for US GAAP purposes during the year ended December 31, 2006.

Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards did not have any material impact on our financial position as of January 1, 2007.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are set out below.

As at September 30, 2007, we had credit facilities of up to $333.7 million with banks which issue bonds. The credit facilities relate to our industrial and engineering contracts. As of September 30, 2007, $149.3 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006(4)	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations

(4)	Including both continuing and discontinued operations

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the nine-month period ended September 30, 2007 that are outside the ordinary course of our business. The long-term debt obligations as of December 31, 2006 in the above table included $3.0 million relating to real estate interests which were spun off to our shareholders in September 2007.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and September 30, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. These related party transactions are conducted in the normal course of operations and are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the nine months ended September 30, 2007, we paid interest expense of $0.6 million to affiliates. In addition, we earned net interest income of $2.7 million on our investment in the preferred shares of Mass Financial Corp. We paid expenses of $2.4 million to affiliates. We also paid royalty expenses of $0.7 million to an affiliate.

We recognized an equity loss of $85,000 from an equity method investee. We wrote off a receivable of $0.2 million due from an affiliate.

We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 and a trading security of $8.9 million to an affiliate at their respective fair values. No gain or loss was recognized on such sales.

We acquired a minority interest position in a subsidiary from a limited partnership (which is a related party) for $1.6 million. The purchase had not been paid as of September 30, 2007. We also settled two receivables due from affiliates by receiving 371,921 of our common shares with an aggregate value of $11.2 million.

In addition, during the current period, we settled with Mass Financial with respect to the sale of MFC Merchant Bank which occurred in November 2006. Pursuant to the terms of the sale agreement, the price of 1,580,000 shares of our company (which had been received by us as partial consideration in 2006) was adjusted to its fair value on April 30, 2007 and, accordingly, an adjustment of $10.1 million was debited to our treasury stock account and credited to our receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.5 million.

As at September 30, 2007, we had $4.6 million due from affiliates and $3.5 million due to affiliates. In addition, we had a long-term investment of $8.0 million in affiliates.

Subsequent to September 30, 2007, we sold 9.9% of the common shares of MFC Merchant Bank to an affiliate at its carrying value in exchange for our common shares. No gain or loss was recognized on such sale.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. Effective September 10, 2007, we effected a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. As at September 30, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	30,181,391(1)

(1)	Based on our audited consolidated financial statements. This number did not include 5,393,675 common shares owned by four wholly-owed subsidiaries.

As at September 30, 2007, our company had the following options outstanding:

		Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

Options	709,836	$13.06	May 17, 2016
Options	31,112	$15.90	December 14, 2016
Options	500,000	$21.09	April 11, 2017
Options	316,666	$26.85	May 17, 2017
Options	66,664	$29.25	June 28, 2017

Disclosure Controls And Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at September 30, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.
Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. As a result, we made certain adjustments to restate previously reported financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and present restated comparative information in the financial statements prepared for the year ended December 31, 2007.
In order to analyze the internal control considerations associated with the adjustments underlying the restatements, our management evaluated (1) each adjustment as to whether it was caused by an internal control deficiency, and (2) the effectiveness of actions that had been taken to remediate identified internal control deficiencies.
Among other matters, management’s assessment identified the following material weaknesses:
•	A material weakness impacting our financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the correct elimination of certain intercompany transactions. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters adding certain review and analysis procedures, adding qualified personnel as well as improving the information flow associated to the identification and analysis of non-routine transactions.
•	A material weakness impacting our financial statements for the interim periods ended June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the implementation of a new software system in a subsidiary. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters verification of the accuracy of the financial data upload by an external consultant, adding qualified personnel and enhancing our controls related to the accurate entering of financial data.
Other than indicated above there were no changes in our internal control over financial reporting that occurred since the beginning of the three-month period ended September 30, 2007 to the date of this report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ James B. Busche
James B. Busche
Chief Executive Officer and President
Date: March 31, 2008